                                                             File Nos. 333-
                                                                       811-21974


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-effective Amendment No.
                          Post-Effective Amendment No.

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                          ----------------------------

           HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY
                                SEPARATE ACCOUNT
                           (Exact Name of Registrant)
                          ----------------------------

                       Horace Mann Life Insurance Company
                               (Name of Depositor)

               One Horace Mann Plaza, Springfield, Illinois 62715
              (Address of Depositor's Principal Executive Offices)

                                 (217) 789-2500
                         (Depositor's Telephone Number)

                                 Ann M. Caparros
                              One Horace Mann Plaza
                           Springfield, Illinois 62715
                     (Name and Address of Agent for Service)
                          ----------------------------
                          Copies of Communications to:

                                 Stephen E. Roth
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                            Washington, DC 20004-1415

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Title of Securities Registered: Flexible Premium Group Variable Annuity Contract

PROSPECTUS

QUALIFIED VARIABLE DEFERRED GROUP
ANNUITY CONTRACT

GROUP PRODUCT

HORACE MANN LIFE INSURANCE COMPANY
QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT

              , 2007

QUALIFIED VARIABLE DEFERRED GROUP ANNUITY CONTRACT ISSUED BY HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT
FLEXIBLE PREMIUM CONTRACT FOR QUALIFIED RETIREMENT PLANS

     This prospectus offers a Variable, qualified group annuity contract ("Contract") to qualified retirement plans. The Contract and certificates issued thereunder ("Certificates") are issued by Horace Mann Life Insurance Company ("HMLIC") in connection with retirement plans or arrangements which may qualify for special tax treatment under the Internal Revenue Code of 1986 as amended ("IRC").

     Participants may allocate Net Premium and Participant Account Value to the Fixed Account or to the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account ("Separate Account") that invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The retirement plan sponsor has the right to limit the number of funds available in its plan and may choose to exclude some of the following Underlying Funds. The Underlying Funds are:

LIFECYCLE FUNDS
          Wilshire Variable Insurance Trust 2010 Aggressive Fund
          Wilshire Variable Insurance Trust 2010 Moderate Fund
          Wilshire Variable Insurance Trust 2010 Conservative Fund
          Wilshire Variable Insurance Trust 2015 Moderate Fund
          Wilshire Variable Insurance Trust 2025 Moderate Fund
          Wilshire Variable Insurance Trust 2035 Moderate Fund
          Wilshire Variable Insurance Trust 2045 Moderate Fund
LARGE COMPANY STOCK FUNDS
     Large Value
          Davis Value Portfolio
          T. Rowe Price Equity Income Portfolio VIP II
          Wilshire Target Large Company Value Portfolio (Investment Class) Large Core
          Dow Jones Wilshire 5000 Index Portfolio (Investment Class) Fidelity VIP Growth & Income Portfolio SC 2
          Fidelity VIP Index 500 Portfolio SC 2
          Wilshire VIT Equity Fund -- Horace Mann Shares
     Large Growth
          AllianceBernstein VPS Large Cap Growth Portfolio
          Fidelity VIP Growth Portfolio SC 2
          Wilshire Target Large Company Growth Portfolio (Investment Class) MID-SIZE COMPANY STOCK FUNDS
     Mid Value
          AllianceBernstein VPS Fund, Inc. Small/Mid Cap Value Portfolio Ariel Appreciation Fund(R)(1)
     Mid Core
          Fidelity VIP Mid Cap Portfolio SC 2
          Rainier Small/Mid Cap Equity Portfolio
     Mid Growth
          Delaware VIP Growth Opportunities Series -- Service Class
          Putnam VT Vista Fund (IB Shares)
          Wells Fargo Advantage VT Discovery Fund(SM)
SMALL COMPANY STOCK FUNDS
     Small Value
          Ariel Fund(R)(1)
          Royce Capital Fund Small-Cap Portfolio
          Wilshire Target Small Company Value Portfolio (Investment Class) Small Core
          Goldman Sachs VIT Structured Small Cap Equity Fund
          Neuberger Berman Genesis Fund -- Advisor Class
     Small Growth
          AllianceBernstein VPS Fund, Inc. Small Cap Growth Portfolio Delaware VIP Trend Series -- Service Class
          Wilshire VIT Small Cap Growth Fund -- Horace Mann Shares INTERNATIONAL STOCK FUNDS
          Fidelity VIP Overseas Portfolio SC 2
          Wilshire VIT International Equity Fund -- Horace Mann Shares
SPECIALTY
          Wilshire VIT Socially Responsible Fund -- Horace Mann Shares
REAL ESTATE
          Cohen & Steers VIF Realty Fund, Inc.
BOND FUNDS
          Fidelity VIP High Income Portfolio SC 2
          Fidelity VIP Investment Grade Bond Portfolio SC 2
          Wilshire VIT Income Fund -- Horace Mann Shares
          Wilshire VIT Short-Term Investment Fund -- Horace Mann Shares BALANCED FUND
          Wilshire VIT Balanced Fund -- Horace Mann Shares
MONEY MARKET
          T. Rowe Price Prime Reserve Portfolio

(1)  These funds are not available as an investment option for a 457(b)
     Contract.

     Trademarks used in this document are owned by and used with the permission of the appropriate company.

     In some situations we provide a premium bonus rider. This bonus feature provides for a percentage of premium to be credited to all premiums We receive at Our Home Office during a specified period of time. This rider will only be included if negotiated by the employer and HMLIC as part of the Contract. There is no separate charge for this rider; any charge for this rider will be included in the other Certificate charges.

     This prospectus sets forth the information an investor should know before purchasing a Contract or the Certificates thereunder and should be kept for future reference. Additional information about the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information
dated           , 2007. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to 217 527-2307 or by telephoning 217 789-2500 or 800 999-1030 (toll-free). The table of contents of the Statement of
Additional Information appears on page   of this prospectus.

     The Securities and Exchange Commission maintains a website
(http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account files electronically with the Securities and Exchange Commission.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF OR GUARANTEED BY
    ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF
                           PRINCIPAL AMOUNT INVESTED.

                The date of this prospectus is           , 2007.

TABLE OF CONTENTS
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                                                                        PAGE
                                                                        ----
DEFINITIONS                                                               4
SUMMARY                                                                   6
FEE TABLES AND EXAMPLE                                                    9
  Participant Transaction Expenses                                        9
  Periodic Fees and Expenses                                              9
  Total Annual Underlying Fund Operating Expenses                        10
  Example                                                                10
CONDENSED FINANCIAL INFORMATION                                          11
HORACE MANN LIFE INSURANCE COMPANY, THE FIXED ACCOUNT, THE SEPARATE
  ACCOUNT AND THE UNDERLYING FUNDS                                       12
    Horace Mann Life Insurance Company                                   12
    The Fixed Account                                                    12
    The Separate Account                                                 12
    The Underlying Funds                                                 12
      Availability of Options                                            18
      Limit on number of Subaccounts selected                            18
      Certain Payments We Receive with Regard to the Underlying Funds    18
      Selection of Funds                                                 18
      Addition, Deletion, or Substitution of Funds                       19
      Voting Rights                                                      19
THE CONTRACT                                                             20
  Who owns the money accumulated under the Contract                      20
  Participants' Rights                                                   20
  Purchasing a Certificate                                               20
  Canceling the Certificate                                              20
  Premium Payments                                                       20
    Amount and Frequency of Premium Payments                             20
    Allocation of Net Premium                                            20
    Accumulation Units and Accumulation Unit Value                       21
  Transactions                                                           21
    Transfers                                                            21
    Dollar Cost Averaging                                                21
    Rebalancing                                                          22
    Changes to Premium Allocations                                       22
    Market Timing                                                        22
    Surrender or Withdrawal Before Commencement of Annuity Period        23
    Payments We Make                                                     24
    Confirmations                                                        24
  Deductions and Expenses                                                24
    Services and Benefits We Provide                                     24
    Costs and Expenses We Incur                                          24
    Risks We assume                                                      24
    Waiver, Reduction or Elimination of Deductions and Expenses          25
    Premium Taxes                                                        25
    Surrender Charges                                                    25
    Annual Maintenance Fee                                               25
    Mortality and Expense Risk Fee                                       25
    Charges for Optional Riders                                          25
    Operating Expenses of the Underlying Funds                           26
  Death Benefit Proceeds                                                 26
  Annuity Payments                                                       28
  Annuity Payment Options                                                28
  Amount of Fixed and Variable Annuity Payments                          29
  Misstatement of Age or Sex                                             30
TAX CONSEQUENCES                                                         31
  Other Considerations                                                   31
  Separate Account                                                       31
  Transfers, Assignments, or Exchanges of a Certificate                  31
  Participants                                                           31
    Contribution Limitations and General Requirement Applicable to
     Qualified Plans                                                     31
    Taxation of Annuity Benefits                                         32
    Additional Taxes                                                     32
OTHER INFORMATION                                                        34
ADDITIONAL INFORMATION                                                   34
APPENDIX: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLES                      35

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OR CERTIFICATES ISSUED THEREUNDER OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

DEFINITIONS
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     ACCUMULATION UNIT: A unit of measurement used to determine the value of a Participant's interest in a Subaccount before Annuity Payments begin.

     ACCUMULATION UNIT VALUE: The value of an Accumulation Unit on any Valuation Date.

     ANNUITANT: The person whose life determines the Annuity Payments made under a Certificate.

     ANNUITIZED VALUE: The amount applied to purchase Annuity Payments. It is equal to the Participant Account Value on the Annuity Date, adjusted for any Market Value Adjustment and less any applicable premium tax.

     ANNUITY DATE: The date Annuity Payments begin.

     The Annuity Payments made to a Participant will begin on the Annuity Date. The criteria for setting an Annuity Date are set forth in Your Certificate, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Certificate.

     ANNUITY PAYMENTS: A series of payments that may be for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

     ANNUITY PERIOD: The period during which Annuity Payments are made to the Annuitant and the last surviving joint Annuitant, if any.

     ANNUITY UNIT: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

     ANNUITY UNIT VALUE: The value of an Annuity Unit on any Valuation Date.

     CERTIFICATE: The document issued to each Participant under a Contract describing the terms of the Contract and the rights and benefits of the Participant.

     CERTIFICATE ACCOUNT: An account established to receive a Participant's Net Premium.

     CERTIFICATE ACCOUNT VALUE: A Certificate Account's Fixed Account Value plus the Certificate Account's Variable Account Value.

     CERTIFICATE ANNIVERSARY: The same day and month as a Certificate Date for each succeeding year of a Certificate.

     CERTIFICATE DATE: The date when a Certificate becomes effective. The Certificate Date is shown on the Annuity Data pages of the Certificate.

     CERTIFICATE YEAR: A period of twelve months beginning on the Certificate Date or any Certificate Anniversary.

     CONTRACT: The group flexible premium deferred Variable annuity contract this prospectus offers. This document describes the terms of the annuity contract, the rights of the Contract Owner and the rights and benefits of the Participants.

     CONTRACT ACCOUNT: An account established to receive Contract Owner Net Premium on behalf of a Participant.

     CONTRACT ACCOUNT VALUE: A Contract Account's Fixed Account Value plus the Contract Account's Variable Account Value.

     CONTRACT OWNER: The entity identified as the Contract Owner on the Annuity Data pages of a Certificate.

     FIXED ACCOUNT: An account established to receive the Net Premium and the transfers allocated to the General Fixed Account and any Guarantee Period Account(s). Fixed Account money is invested along with other insurance funds in Our general account.

     FIXED ACCOUNT VALUE: The dollar value of the Fixed Account under a Certificate before Annuity Payments begin.

     GENERAL FIXED ACCOUNT: A Participant's portion of an interest-bearing account set up to receive the Net Premium and the transfers allocated to such account under the Participant Account. The General Fixed Account is distinguished from the Guarantee Period Account option(s) of the Fixed Account.

     GUARANTEE PERIOD ACCOUNT(S): Fixed Account option(s) that may be offered under a Certificate that provide a guaranteed interest rate for a specified period of time ("Guarantee Period") and to which a Market Value Adjustment may apply.

     HMLIC, WE, US, OUR: Horace Mann Life Insurance Company.

     HOME OFFICE: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; 800-999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

     INVESTMENT OPTIONS: The Fixed Account option(s) and the Underlying Funds in which the Subaccounts invest.

     MARKET VALUE ADJUSTMENT: For any Guarantee Period Account, an increase or decrease in the surrender value or withdrawal value, a transfer amount, or in the amount applied to an annuity option. A Market Value Adjustment reflects changes in the level of prevailing current interest rates since the beginning of each Guarantee Period.

     MUTUAL FUND(S): Open-end management investment companies. These companies are generally registered under the Investment Company Act of 1940.

     NET PREMIUM: The premium payments paid to HMLIC under the Contract Account and Certificate Account of a Certificate, less any applicable premium tax.

     PARTICIPANT (YOU, YOUR): A person to whom a Certificate showing participation under a Contract has been issued.

     PARTICIPANT ACCOUNT: An account established for each Participant to receive premium payments made by or on behalf of the Participant.

     PARTICIPANT ACCOUNT VALUE: The Contract Account Value plus the Certificate Account Value, before Annuity Payments begin.

     PLAN: The employer-sponsored retirement plan under which a Certificate is issued, evidenced by a written Plan Document.

     PLAN DOCUMENT -- A document establishing the terms and benefits of a Plan. We are not a party to such a document.

     PREMIUM YEAR: A period of twelve months beginning on the date each premium payment is received in Our Home Office and on any annual anniversary of that date.

     PROOF OF PARTICIPANT'S DEATH: (1) A completed claimant's statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

     QUALIFIED PLAN: The term "Qualified Plan" in this prospectus will be used to describe the following Contracts: IRC Section 403(b) tax sheltered annuity ("403(b) Contract"); IRC Section 457(b) eligible governmental plan annuity ("457(b) Contract"); and IRC Section 401 qualified annuity.

     SEPARATE ACCOUNT: The Horace Mann Life Insurance Company Qualified Group Annuity Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

     SUBACCOUNT: A division of the Separate Account, which purchases shares of a corresponding Underlying Fund.

     UNDERLYING FUNDS: Mutual Funds that are listed in this document and are available for investment by the Separate Account.

     VALUATION DATE: Any day on which the New York Stock Exchange ("NYSE") is open for trading and on which the net asset value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central time or the close of the NYSE if earlier.

     VALUATION PERIOD: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

     VARIABLE: The values vary based on the investment performance of the Subaccount(s) selected.

     VARIABLE ACCOUNT: A Participant's portion of the Separate Account set up to receive Net Premium, any applicable premium bonus and transfers allocated to the Separate Account under the Participant Account.

     VARIABLE ACCOUNT VALUE: The dollar value of the Variable Account before Annuity Payments begin.

SUMMARY
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     This summary is intended to provide a brief overview of the more significant aspects of the Contract and the Certificates thereunder. Certain Contract features described in this prospectus may not be available in all states or Plans. Further information can be found elsewhere in this prospectus, the Separate Account Statement of Additional Information, the Plan Document, the Contract and Your Certificate and any applicable endorsements and riders. Terms and conditions may be modified as required by law in the State in which the application or enrollment form is signed. Such variations are described in the Contract and underlying Certificates. THE PARTICIPANT'S RIGHTS WILL ALSO BE SUBJECT TO ANY LIMITS IMPOSED BY A PLAN. THE EMPLOYER HAS THE RIGHT TO LIMIT THE INVESTMENT OPTIONS AVAILABLE IN ITS CONTRACT AND MAY NEGOTIATE WITH HMLIC TO REDUCE OR WAIVE CERTAIN CHARGES IN THE CONTRACT AS WELL AS NEGOTIATE THE ADDITION OR DELETION OF CERTAIN BENEFITS DESCRIBED IN THIS PROSPECTUS. THE PLAN DOCUMENT MAY ALSO LIMIT THE PARTICIPANTS' RIGHTS. REFER TO THE CONTRACT, YOUR CERTIFICATE AND THE PLAN DOCUMENT FOR THE SPECIFIC DETAILS OF YOUR PRODUCT AND YOUR EMPLOYER'S PLAN. This prospectus is intended to serve as a disclosure document that focuses on the Variable portion of the Contract and the Certificates. For information regarding the fixed portion, refer to the Contract and Your Certificate.

     Detailed information about the Underlying Funds is contained in each Underlying Fund's prospectus and in each Underlying Fund Statement of Additional Information.

     The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund's prospectus.

WHAT IS THE "SEPARATE ACCOUNT?"

     The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

WHO MAY PURCHASE THE CONTRACT OFFERED BY THIS PROSPECTUS?

     Employers may purchase the Contract and Participants may purchase Certificates thereunder. The Certificates are designed for individuals seeking long-term tax-deferred accumulation of funds.

     The Contract offered by this prospectus is for Qualified Plans. Purchasing a Certificate as an investment vehicle for a Qualified Plan does not provide any additional tax advantage beyond that already available through the Qualified Plan.

     The Contract and the Certificates offered thereunder are offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. ("HM Investors"). In addition, the Contract and Certificates may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of the NASD.

WHAT ARE MY INVESTMENT CHOICES?

     You may invest Your money in up to 24 Investment Options at any one time. The Plan sponsor may limit the Investment Options available in its Plan by electing to exclude certain Investment Options.

     (A)  SEPARATE ACCOUNT

     Includes Subaccounts, each of which invests in one of the following Underlying Funds:

LIFECYCLE FUNDS
          Wilshire Variable Insurance Trust 2010 Aggressive Fund Wilshire Variable Insurance Trust 2010 Moderate Fund Wilshire Variable Insurance Trust 2010 Conservative Fund Wilshire Variable Insurance Trust 2015 Moderate Fund Wilshire Variable Insurance Trust 2025 Moderate Fund Wilshire Variable Insurance Trust 2035 Moderate Fund Wilshire Variable Insurance Trust 2045 Moderate Fund

LARGE COMPANY STOCK FUNDS
     Large value
          Davis Value Portfolio
          T. Rowe Price Equity Income Portfolio VIP II
          Wilshire Target Large Company Value Portfolio (Investment Class)

     Large core
          Dow Jones Wilshire 5000 Index Portfolio (Investment Class) Fidelity VIP Growth & Income Portfolio SC 2
          Fidelity VIP Index 500 Portfolio SC 2
          Wilshire VIT Equity Fund -- Horace Mann Shares

     Large growth
          AllianceBernstein VPS Large Cap Growth Portfolio
          Fidelity VIP Growth Portfolio SC 2
          Wilshire Target Large Company Growth Portfolio (Investment Class)

MID-SIZE COMPANY STOCK FUNDS
     Mid value
          AllianceBernstein VPS Fund, Inc. Small/Mid Cap Value Portfolio Ariel Appreciation Fund(R)(1)

     Mid core
          Fidelity VIP Mid Cap Portfolio SC 2
          Rainier Small/Mid Cap Equity Portfolio

     Mid growth
          Delaware VIP Growth Opportunities Series -- Service Class Putnam VT Vista Fund (IB Shares)
          Wells Fargo Advantage VT Discovery Fund(SM)

SMALL COMPANY STOCK FUNDS
     Small value
          Ariel Fund(R)(1)
          Royce Capital Fund Small-Cap Portfolio
          Wilshire Target Small Company Value Portfolio (Investment Class)

     Small core
          Goldman Sachs VIT Structured Small Cap Equity Fund
          Neuberger Berman Genesis Fund -- Advisor Class

     Small growth
          AllianceBernstein VPS Fund, Inc. Small Cap Growth Portfolio Delaware VIP Trend Series -- Service Class
          Wilshire VIT Small Cap Growth Fund -- Horace Mann Shares

INTERNATIONAL STOCK FUNDS
          Fidelity VIP Overseas Portfolio SC 2
          Wilshire VIT International Equity Fund -- Horace Mann Shares

SPECIALTY
          Wilshire VIT Socially Responsible Fund -- Horace Mann Shares

REAL ESTATE
          Cohen & Steers VIF Realty Fund, Inc.

BOND FUNDS
          Fidelity VIP High Income Portfolio SC 2
          Fidelity VIP Investment Grade Bond Portfolio SC 2
          Wilshire VIT Income Fund -- Horace Mann Shares
          Wilshire VIT Short-Term Investment Fund -- Horace Mann Shares

BALANCED FUND
          Wilshire VIT Balanced Fund -- Horace Mann Shares

MONEY MARKET
          T. Rowe Price Prime Reserve Portfolio

(1)  These Funds are not available as Investment Options for a 457(b) Contract.

     (B) FIXED ACCOUNT -- You also may direct Your money to the Fixed Account and receive a guaranteed rate of return. For additional information about the Fixed Account, please see Your Certificate or "Horace Mann Life Insurance Company, the Fixed Account, the Separate Account and the Underlying
Funds -- Fixed Account."

WHEN CAN I TRANSFER BETWEEN ACCOUNTS?

     At any time before Your Certificate's Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the Fixed Account, subject to certain restrictions. Transfers from a Guarantee Period Account to the General Fixed Account or to the Variable Account, or between Guarantee Period Accounts, may be subject to a Market Value Adjustment. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semi-annual, or annual basis) a fixed dollar amount between the Fixed Account and Variable Investment Options and within the Variable Investment Options. The dollar cost averaging program is only available before the Annuity Date. For complete details see "Transfers."

MAY I WITHDRAW ALL OR PART OF MY PARTICIPANT ACCOUNT VALUE BEFORE THE ANNUITY DATE?

     Unless restricted by the Internal Revenue Code of 1986, as amended ("IRC") or Your employer's Plan Document, You may at any time before the Annuity Date surrender Your Certificate in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to surrender charges as described in "Deductions and Expenses -- Surrender Charges" and/or a Market Value Adjustment as described in "Horace Mann Life Insurance Company, the Fixed Account, the Separate Account and the Underlying Funds -- Fixed Account." You should refer to Your Certificate for Your specific charges. In any Certificate Year, You may withdraw a portion of Your Participant Account Value without a surrender charge and/or a Market Value Adjustment. You may have to pay federal income taxes and a penalty tax on any money You surrender or partially withdraw from Your Certificate.

WHAT ARE THE CHARGES OR DEDUCTIONS?

     The Certificate may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 1% for Certificates issued under Qualified Plans, as defined in this prospectus.

     We will deduct a mortality and expense risk fee (M&E Fee) of no greater than 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

     We will deduct an annual maintenance fee from Your Participant Account Value on each Certificate Anniversary; we will deduct a proportionate amount of this fee upon surrender of Your Certificate. This fee may not exceed $36. We will waive this fee if the Participant Account Value equals or exceeds $50,000 at the time the fee is assessed.

     We may deduct a surrender charge on certain surrenders and withdrawals. The surrender charge is a percentage of the premium payments withdrawn or surrendered. In addition, we may apply a Market Value Adjustment for surrenders, withdrawals, transfers and annuitizations from the Fixed Account. For withdrawals from the Variable Account, the surrender charge is deducted from the Participant's value in the Subaccount(s) from which the withdrawal is made. See "The Contract -- Transactions -- Surrender or Withdrawal Before Commencement of Annuity Period."

     We may reduce, waive or eliminate one or more of the above referenced charges or deductions for the Contract or Certificates under a particular Plan. We will not, however, reduce, waive, or eliminate any deduction or expense in a manner that is unfairly discriminatory against any person. You should refer to Your Certificate for Your specific charges.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS FOR OPTIONAL RIDERS?

     The Contract Owner may select any of the optional riders described below for all Participants in its Plan. Alternatively, any optional rider available under a Contract or Certificate (except the Premium Bonus Rider) that the Contract Owner has not selected for all Participants in its Plan, may be elected by a Participant at the time of Certificate issue. One or more of these optional riders may not be available to all Plans. You should refer to Your Certificate for the optional riders available to You.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- STEP-UP WITH RETURN OF
PREMIUM -- If this rider is selected,, You will pay a charge not to exceed 0.20%*. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Certificate is terminated or You annuitize.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM WITH INTEREST--If this rider is selected, You will pay a charge not to exceed 0.30%*. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Certificate is terminated or You annuitize.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM -- If this rider is selected, You will pay a charge not to exceed 0.05%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Certificate is terminated or You annuitize.

()* If both the Guaranteed Minimum Death Benefit Rider -- Step-up with Return of Premium and the Guaranteed Minimum Death Benefit Rider -- Return of Premium with Interest are selected the total annual charge for both riders will not exceed 0.40% of the average Variable Account Value.

     PREMIUM BONUS RIDER -- This option provides for a credit of a percentage of premium We receive at Our Home Office during the period of time specified in Your Certificate. This rider will only be included if negotiated by the employer and HMLIC as part of the Contract. There is no separate charge for this rider; any charge for this rider will be included in the other Certificate charges.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN A CERTIFICATE?

     Amounts contributed on a pretax basis generally are not taxed at the time of the contribution. Earnings are also not taxed as they accumulate within the Certificate. Certificate benefits will be taxable as ordinary income when received with the exception of benefits attributable to designated Roth contributions. Earnings attributable to designated Roth contributions may be tax free if certain conditions are met. See "Tax Consequences" for further discussion.

     The IRC provides an additional tax (penalty tax) for premature distributions from Qualified Plans. Values may not be withdrawn from Section 403(b), Section 457(b), and certain Section 401 Contracts, except under certain circumstances. See "Tax Consequences." These Certificates might not be suitable for short-term investment. See "The Certificate -- Transactions -- Surrender or Withdrawal Before Commencement of Annuity Period."

IF I RECEIVE MY CERTIFICATE AND AM DISSATISFIED, MAY I RETURN IT?

     Subject to various state insurance laws, You may return the Certificate to HMLIC within 30 days of Your receipt of the Certificate. HMLIC will refund the greater of (1) the premium payments made for the Certificate, less any withdrawals and any outstanding loan balance, or (2) the Participant Account Value minus any applicable premium bonus as of the date the returned Certificate was received. We will pay the refund within 10 calendar days after We receive the Certificate. Upon return of the Certificate, it will be deemed void.

WHEN CAN I BEGIN RECEIVING ANNUITY PAYMENTS, AND WHAT OPTIONS ARE AVAILABLE?

     Payments will begin on the Annuity Date set by the terms of Your Certificate, or the terms of the Plan Document. Variable Annuity Payments are made only in monthly installments. Various Annuity Payment options are available under the Certificate.

     Annuity Payments may be fixed or Variable or a combination of fixed and Variable payments. The following options are available for receiving Annuity
Payments: Life Annuity with payments guaranteed for periods of Life Only, 10, 15 or 20 years; Joint and Survivor Annuity; and Payments for a Specified Period.

     The IRC may restrict or penalize certain premature distributions from Qualified Plans, and the IRC also generally requires that distributions from Qualified Plans begin by April 1 following the calendar year in which the Participant reaches age 70 1/2. See "Tax Consequences -- Taxation of Certificate Benefits."

FEE TABLES AND EXAMPLE
--------------------------------------------------------------------------------

     The following tables describe the maximum fees and expenses that You may pay when buying, owning and surrendering the Certificate. The first table describes the fees and expenses that You will pay at the time that You buy the Certificate, surrender the Certificate or transfer cash value between Investment Options. State premium taxes may also be deducted. These tables assume that all fees and expenses assessed under the contract are applicable. Actual fees and expenses applicable to Your Certificate will be shown in Your Certificate.

     To determine the Certificate You own, look in the bottom left-hand corner of Your Certificate for the form number. This prospectus applies to all HMLIC Certificates with a form number of IC-456 immediately followed by any combination of 3 letters and/or numbers.

PARTICIPANT TRANSACTION EXPENSES:(1)

Surrender Charges(2) (as a percentage of premium payments surrendered or withdrawn, if applicable)

                                                                   PERCENTAGE OF
CERTIFICATE YEAR                                                      PREMIUM
----------------                                               ---------------------
1                                                                         8%
2                                                                       7.5%
3                                                                         7%
4                                                                         6%
5                                                                         5%
Thereafter                                                                0%

(1) Any premium taxes relating to this Certificate will be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Participant's current place of residence. Premium taxes currently range from 0% to 1% for Certificates issued under Qualified Plans, as defined in this prospectus.

(2) See Your Certificate for the surrender charge schedule that applies to You. In no event will the surrender charge apply after the 10th Certificate Anniversary.

     We guarantee that the aggregate surrender charge will never exceed 9% of Your total Net Premium.

     The next table describes the maximum fees and expenses that You will pay periodically during the time that You own the Certificate, not including Underlying Fund fees and expenses.

PERIODIC FEES AND EXPENSES

Annual Maintenance Fee(1)                                      $  36
Separate Account Annual Expenses (as a percentage of average
  Variable Account Value)
Mortality and Expense Risk Fees                                 1.25%
Total Separate Account Annual Expenses                          1.25%

(1) We deduct a pro rata portion of this fee upon the surrender of the Certificate. We currently waive the annual maintenance fee if the Participant Account Value equals or exceeds $50,000 at the time the fee is assessed.

OPTIONAL RIDER CHARGES (AS A PERCENTAGE OF AVERAGE VARIABLE ACCOUNT VALUE)

Guaranteed Minimum Death Benefit Rider -- Step-up with
  Return of Premium                                            0.20%*
Guaranteed Minimum Death Benefit Rider -- Return of Premium
  with Interest                                                0.30%*
Guaranteed Minimum Death Benefit Rider -- Return of Premium    0.05%

()* If both the Guaranteed Minimum Death Benefit Rider -- Step-up with Return of Premium and the Guaranteed Minimum Death Benefit Rider -- Return of Premium with Interest are selected, the total annual charge for both riders will not exceed 0.40% of the average Variable Account Value.

Premium Bonus Rider                                            0.00%(2)

(2)  Any Premium Bonus Rider charge is included in other Certificate charges.

     For information concerning compensation paid for the sale of the Certificates, see "Deductions and Expenses."

     The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2006. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund.

TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES(1)            LOWEST   HIGHEST
--------------------------------------------------            ------   -------
(expenses that are deducted from Underlying Fund assets,
  including management fees, distribution and/or service
  (12b-1) fees and other expenses)

(1) The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2006. Current or future expenses may be greater or less than those shown.

EXAMPLE

     This Example is intended to help You compare the cost of investing in the Certificate with the cost of investing in other variable annuity contracts. These costs include Participant transaction expenses, the annual maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses. This example includes the highest cost of any combination of available riders.

     The Example assumes that You invest $10,000 at Certificate issue in the Variable Account of the Certificate for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2006 and a surrender charge as described above. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

     If You surrender Your Certificate at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------

     If You do NOT surrender or if You annuitize Your Certificate at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------

     PLEASE REMEMBER THAT THE EXAMPLE IS SIMPLY AN ILLUSTRATION AND DOES NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     As of xxx, 2007, no Contracts or Certificates had been sold. Therefore, we have not provided any condensed financial information.

     Financial statements of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. 4657, Springfield, Illinois 62708-4657, by sending a telefascimile(FAX) transmission to (217) 527-2307, or by telephoning
(217)789-2500 or (800) 999-1030 (toll free).

HORACE MANN LIFE INSURANCE COMPANY,
THE FIXED ACCOUNT,
THE SEPARATE ACCOUNT AND
THE UNDERLYING FUNDS

HORACE MANN LIFE INSURANCE COMPANY

     HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

     HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

THE FIXED ACCOUNT

     The Fixed Account is part of HMLIC's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the Fixed Account. HMLIC bears the full investment risk for all amounts contributed to the Fixed Account. HMLIC guarantees that the amounts allocated to the Fixed Account under the Certificates will be credited interest daily at an annual interest rate as specified in Your Certificate. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The Fixed Account is made up of the General Fixed Account and any Guarantee Period Account(s) selected by the Contract Owner. The Guarantee Period Account(s) provide a guaranteed interest rate for a specified period of time and a Market Value Adjustment may apply. THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. For additional information about the Fixed Account Investment Options, please see Your Certificate.

THE SEPARATE ACCOUNT

     On October 16, 2006 HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Certificate and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Certificate, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC's assets are available to meet its obligations and expenses under the Certificate. While HMLIC is obligated to make payments under the Certificate, the amounts of Variable Annuity Payments are not guaranteed.

     The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Participant instructions.

THE UNDERLYING FUNDS

     Each of the Underlying Funds is registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

     The Underlying Funds are listed below along with their primary investment objectives and a brief description of the adviser to each Underlying Fund. THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (217) 527-2307, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC's website at www.horacemann.com in the "Annuity" link. Not all Investment Options may be available to all Plans.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2010 AGGRESSIVE FUND      income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2010 MODERATE FUND        income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2010 CONSERVATIVE FUND    income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2015 MODERATE FUND        income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2025 MODERATE FUND        income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. Wilshire
                                                                        Associates Incorporated advises the Wilshire
                                                                        VIT Funds.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2035 MODERATE FUND        income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

WILSHIRE VARIABLE INSURANCE     High current             Lifecycle      The fund's investment objective is to provide
  TRUST 2045 MODERATE FUND        income/Capital                        high total return until its target retirement
                                  appreciation                          date. Thereafter, the objective will be to
                                                                        seek high current income and, as a secondary
                                                                        objective, capital appreciation. The Wilshire
                                                                        VIT Funds are advised by Wilshire Associates
                                                                        Incorporated.

DAVIS VALUE PORTFOLIO           Long-term capital       Large value     Invests primarily in equity securities issued
                                  growth                                by companies with market capitalizations of
                                                                        at least $10 billion. The Portfolio Managers
                                                                        conduct extensive research to try to identify
                                                                        businesses that possess characteristics they
                                                                        believe foster the creation of long-term
                                                                        value, such as proven management, a durable
                                                                        franchise and business model, and sustainable
                                                                        competitive advantages. They aim to invest in
                                                                        such businesses when they are trading at a
                                                                        discount to their intrinsic worth. The Davis
                                                                        Value Portfolio is a series of the Davis
                                                                        Variable Account Fund and is advised by Davis
                                                                        Selected Advisers, L.P.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
T. ROWE PRICE EQUITY INCOME     Long-term capital       Large value     To invest at least 80% of the fund's net
  PORTFOLIO VIP II                appreciation                          asset in common stocks, with 65% in the
                                                                        common stocks of well-established companies
                                                                        paying above-average dividends, with
                                                                        favorable prospects for both increasing
                                                                        dividends and capital appreciation. The T.
                                                                        Rowe Price Equity Income Portfolio VIP II is
                                                                        advised by T. Rowe Price Associates.

WILSHIRE TARGET LARGE COMPANY   Long-term capital       Large value     Seeks to provide investment results of a
  VALUE PORTFOLIO (INVESTMENT     growth                                portfolio of publicly traded common stocks of
  CLASS)                                                                companies in the large company value segment
                                                                        of the Wilshire 5000 Index. The Wilshire
                                                                        Target Mutual Funds are advised by Wilshire
                                                                        Associates Incorporated.

DOW JONES WILSHIRE 5000 INDEX   Capital growth          Large core      Seeks to replicate as closely as possible,
  PORTFOLIO (INVESTMENT                                                 before expenses, the performance of the
  CLASS)(1)                                                             Wilshire 5000 Index. The fund invests
                                                                        primarily in the common stocks of companies
                                                                        included in the Index that are representative
                                                                        of the entire Index. The Wilshire Target
                                                                        Mutual Funds are advised by Wilshire
                                                                        Associates Incorporated.

FIDELITY VIP GROWTH & INCOME    Seeks high total        Large core      Invests primarily in common stocks with a
  PORTFOLIO SC2                   return through a                      focus on those that pay current dividends and
                                  combination of                        show potential for capital growth. The
                                  current income                        Fidelity VIP Growth and Income Portfolio is a
                                  and capital                           series of the Fidelity VIP Series and is
                                  appreciation.                         advised by Fidelity Management & Research Co.

FIDELITY VIP INDEX 500          Seeks investment        Large core      The fund seeks to provide investment results
  PORTFOLIO SC2                   results that                          that correspond to the total return
                                  correspond to the                     performance of common stocks publicly traded
                                  total return of                       in the United States. The fund normally
                                  common stocks                         invests at least 80% of its assets in common
                                  publicly traded                       stocks included in the S&P 500. The Fidelity
                                  in the United                         VIP Index 500 Portfolio is a series of the
                                  States, as                            Fidelity VIP Series and is advised by
                                  represented by                        Fidelity Management & Research Co.
                                  the S&P 500

WILSHIRE VIT EQUITY FUND --     Long-term capital       Large core      The fund seeks long-term capital growth by
  HORACE MANN SHARES              growth                                investing primarily in equity securities.
                                                                        This is a moderately aggressive investment.
                                                                        The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

ALLIANCEBERNSTEIN VPS LARGE     Long-term capital      Large growth     The Portfolio invests primarily in the equity
  CAP GROWTH PORTFOLIO            growth                                securities of a limited number of large,
                                                                        carefully selected, high-quality U.S.
                                                                        companies. The AllianceBernstein Large Cap
                                                                        Growth Portfolio is a series of the
                                                                        AllianceBernstein Variable Products Series
                                                                        Fund and is advised by AllianceBernstein LP.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
FIDELITY VIP GROWTH PORTFOLIO   Seeks to achieve       Large growth     The fund invests primarily in various common
  SC2                             capital                               stocks issued by companies that the advisor
                                  appreciation.                         believes have above-average growth potential,
                                                                        measured by earnings or revenue. The Fidelity
                                                                        VIP Growth Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

WILSHIRE TARGET LARGE COMPANY   Long-term capital      Large growth     Seeks to provide investment results of a
  GROWTH PORTFOLIO (INVESTMENT    growth                                portfolio of publicly traded common stocks of
  CLASS)                                                                companies in the large company growth
                                                                        category of the Wilshire 5000 Index. The
                                                                        Wilshire Target Mutual Funds are advised by
                                                                        Wilshire Associates Incorporated.

ALLIANCEBERNSTEIN VPS FUND,     Long-term capital      Medium value     The Portfolio invests primarily in a
  INC. SMALL/MID CAP VALUE        growth                                diversified portfolio of equity securities of
  PORTFOLIO                                                             small- to mid-capitalization U.S. companies,
                                                                        generally representing 60 to 110 companies.
                                                                        The AllianceBernstein Variable Products
                                                                        Series Fund, Inc. Small/Mid Cap Value
                                                                        Portfolio is advised by AllianceBernstein
                                                                        L.P.

ARIEL APPRECIATION FUND(R)(1)   Long-term capital      Medium value     Invests primarily in the stocks of companies
                                  appreciation                          with market caps between $2.5 billion and $15
                                                                        billion at the time of initial purchase. The
                                                                        Fund identifies the common stocks of
                                                                        undervalued companies with long-term growth
                                                                        potential. Ariel Appreciation Fund is advised
                                                                        by Ariel Capital Management, LLC.

FIDELITY VIP MID CAP PORTFOLIO  Seeks long-term         Medium core     Invests at least 80% of total assets in
  SC2                             growth of                             common stocks of domestic companies with
                                  Capital.                              medium market capitalization. The Fidelity
                                                                        VIP Mid Cap Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

RAINIER SMALL/MID CAP EQUITY    Long-term capital       Medium core     Invests 80% of its assets in companies with
  PORTFOLIO                       growth                                small and medium capitalizations. The fund
                                                                        targets U.S. companies with the prospects of
                                                                        strong earnings growth selling at attractive
                                                                        valuations. The Rainier Small/Mid Cap Equity
                                                                        Portfolio is advised by Rainier Investment
                                                                        Management, Inc.

DELAWARE VIP GROWTH             Long-term capital      Medium growth    Invests primarily in common stocks of
  OPPORTUNITIES                   growth                                medium-sized companies that have established
  SERIES -- SERVICE CLASS                                               themselves within the industry, but still
                                                                        have growth potential. The Delaware VIP
                                                                        Growth Opportunities Series is advised by
                                                                        Delaware Management Company, a series
                                                                        Delaware Management Business Trust, which is
                                                                        an indirectly wholly-owned subsidiary of
                                                                        Delaware Management Holdings, Inc.

PUTNAM VT VISTA FUND (IB        Capital                Medium growth    Invests mainly in common stocks of U.S.
  SHARES)                         appreciation                          companies, with a focus on growth stocks.
                                                                        Putnam VT Vista Fund is a series of the
                                                                        Putnam Variable Trust and is advised by
                                                                        Putnam Management.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
WELLS FARGO ADVANTAGE VT        Long-term capital      Medium growth    Invests principally in securities of small-
  DISCOVERY FUND(SM)              appreciation                          and medium-capitalization companies, which
                                                                        are defined as those with market
                                                                        capitalizations equal to or lower than the
                                                                        company with the largest capitalization in
                                                                        the Russell Midcap(R) Index, at the time of
                                                                        investment. The Wells Fargo Advantage VT
                                                                        Discovery Fund(SM) is advised by Wells Fargo
                                                                        Funds Management, LLC.

ARIEL FUND(R)(1)                Long-term capital       Small value     Invests primarily in the stocks of companies
                                  appreciation                          with market caps between $1 billion and $5
                                                                        billion at the time of initial purchase. The
                                                                        Fund identifies the common stocks of
                                                                        undervalued companies with long-term growth
                                                                        potential. Ariel Fund is advised by Ariel
                                                                        Capital Management, LLC.

ROYCE CAPITAL FUND              Long-term capital       Small value     Invests in small-cap companies using a
  SMALL -- CAP PORTFOLIO          growth                                disciplined value approach. The manager
                                                                        believes that investors in the Fund should
                                                                        have a long-term investment horizon of at
                                                                        least three-years. The Royce Capital Fund
                                                                        Small-Cap Portfolio is advised by Royce &
                                                                        Associated, LLC.

WILSHIRE TARGET SMALL COMPANY   Long-term capital       Small value     Seeks to provide investment results of a
  VALUE PORTFOLIO (INVESTMENT     growth                                portfolio with publicly traded common stocks
  CLASS)                                                                of companies in the small company value sub-
                                                                        category of the Wilshire 5000 Index. The
                                                                        Wilshire Target Mutual Funds are advised by
                                                                        Wilshire Associates Incorporated.

GOLDMAN SACHS VIT STRUCTURED    Long-term capital       Small core      The Fund invests, under normal circumstances,
  SMALL CAP EQUITY FUND           growth                                at least 80% of its net assets plus any
                                                                        borrowings for investment purposes (measured
                                                                        at time of purchase) ("Net Assets") in a
                                                                        broadly diversified portfolio of equity
                                                                        investments in small-cap U.S. issuers,
                                                                        including foreign issuers that are traded in
                                                                        the United States. However, it is currently
                                                                        anticipated that, under normal circumstances
                                                                        the Fund will invest at least 95% of its Net
                                                                        Assets in such equity investments. These
                                                                        issuers will have public stock market
                                                                        capitalizations (based upon shares available
                                                                        for trading on an unrestricted basis) similar
                                                                        to that of the range of the market
                                                                        capitalization of companies constituting the
                                                                        Russell 2000(R) Index at the time of
                                                                        investment. The Fund is not required to limit
                                                                        its investments to securities in the Russell
                                                                        2000(R) Index. In addition, if the market
                                                                        capitalization of a company held by the Fund
                                                                        moves outside this range, the Fund may, but
                                                                        is not required to, sell the securities. The
                                                                        capitalization range of the Russell 2000(R)
                                                                        Index is currently between $68 million and
                                                                        $2.4 billion. The Goldman Sachs VIT
                                                                        Structured Small Cap Equity Fund is a series
                                                                        of the Goldman Sachs Variable Insurance Trust
                                                                        and is advised by Goldman Sachs Asset
                                                                        Management, L.P.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
NEUBERGER BERMAN GENESIS        Capital growth          Small core      Invests mainly in common stocks of small-
  FUND -- ADVISOR CLASS                                                 capitalization companies. The managers look
                                                                        for undervalued companies whose current
                                                                        product lines and balance sheets are strong.
                                                                        Neuberger Berman Genesis Fund -- Advisor
                                                                        Class is advised by Neuberger Berman
                                                                        Management Inc. and subadvised by Neuberger
                                                                        Berman, LLC.

ALLIANCEBERNSTEIN VPS FUND,     Long-term capital      Small growth     The Portfolio invests at least 80% of its net
  INC. SMALL CAP GROWTH           growth                                assets in equity securities of smaller
  PORTFOLIO                                                             companies. The Portfolio generally invests in
                                                                        a widely diversified portfolio of equity
                                                                        securities spread among many industries that
                                                                        offer the possibility of above-average
                                                                        earnings growth. The AllianceBernstein VPS
                                                                        Small Cap Growth Portfolio is advised by
                                                                        AllianceBernstein L.P.

DELAWARE VIP TREND SERIES --    Long-term capital      Small growth     Invests primarily in stocks of small growth-
  SERVICE CLASS                   growth                                oriented or emerging companies that, we
                                                                        believe, are responsive to changes within the
                                                                        marketplace and which we believe have the
                                                                        fundamental characteristics to support
                                                                        continued growth. The Delaware VIP Trend
                                                                        Series is advised by Delaware Management
                                                                        Company, a series Delaware Management
                                                                        Business Trust, which is an indirectly
                                                                        wholly-owned subsidiary of Delaware
                                                                        Management Holdings, Inc.

WILSHIRE VIT SMALL CAP GROWTH   Long-term capital      Small growth     Invests in small cap equity securities (less
  FUND -- HORACE MANN SHARES      growth                                than $2.5 billion at the time of investment)
                                                                        considered to have earnings growth potential.
                                                                        The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

FIDELITY VIP OVERSEAS           Seeks long-term        International    Invests at least 80% of total assets in
  PORTFOLIO SC2                   growth of                             foreign securities. The fund normally invests
                                  capital.                              primarily in common stocks. The Fidelity VIP
                                                                        Overseas Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

WILSHIRE VIT INTERNATIONAL      Long-term capital      International    Seeks long-term capital growth primarily
  EQUITY FUND -- HORACE MANN      growth                                through diversified holding of marketable
  SHARES                                                                foreign equity investments. Invests in the
                                                                        stock of large, well-managed, non-U.S.
                                                                        companies. The Wilshire VIT Funds are advised
                                                                        by Wilshire Associates Incorporated.

WILSHIRE VIT SOCIALLY           Long-term capital        Specialty      Fund pursues its objective through a
  RESPONSIBLE FUND -- HORACE      growth                                diversified portfolio composed primarily of
  MANN SHARES                                                           marketable equity securities that the
                                                                        subadviser determines are socially
                                                                        responsible. The Wilshire VIT Funds are
                                                                        advised by Wilshire Associates Incorporated.

COHEN & STEERS VIF REALTY       Current income/         Real estate     The Fund typically invests at least 80% of
  FUND, INC.                      Capital                               its total assets in real estate securities
                                  appreciation                          such as real estate investment trusts
                                                                        (REITs). The Cohen & Steers VIF Realty Fund
                                                                        is advised by Cohen & Steers Capital
                                                                        Management, Inc.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
FIDELITY VIP HIGH INCOME        Seeks a high level         Bond         Invests in income-producing debt securities,
  PORTFOLIO SC2                   of current                            preferred stocks and convertible securities,
                                  income, while                         with an emphasis on low-quality debt
                                  also considering                      securities. The Fidelity VIP High Income
                                  growth of                             Portfolio is a series of the Fidelity VIP
                                  capital.                              Series and is advised by Fidelity Management
                                                                        & Research Co.

FIDELITY VIP INVESTMENT GRADE   Seeks as high a            Bond         Invests in U.S. dollar-denominated
  BOND PORTFOLIO SC2              level of current                      investment-grade bonds. The fund invests
                                  income as is                          across different market sectors and
                                  consistent with                       maturities. The Fidelity VIP Investment Grade
                                  the preservation                      Bond Portfolio is a series of the Fidelity
                                  of capital.                           VIP Series and is advised by Fidelity
                                                                        Management & Research Co.

WILSHIRE VIT INCOME FUND --     Current income             Bond         Seeks to achieve a long-term total rate of
  HORACE MANN SHARES                                                    return in excess of U.S. bond market over a
                                                                        full-market cycle. The Wilshire VIT Funds are
                                                                        advised by Wilshire Associates Incorporated.

WILSHIRE VIT SHORT-TERM         Current income/            Bond         Seeks to realize maximum current income to
  INVESTMENT FUND -- HORACE       Preservation of                       the extent consistent with liquidity.
  MANN SHARES                     capital                               Preservation of principal is a secondary
                                                                        objective. The Wilshire VIT Funds are advised
                                                                        by Wilshire Associates Incorporated

WILSHIRE VIT BALANCED FUND --   Capital growth/          Balanced       Seeks to realize a high, long-term total rate
  HORACE MANN SHARES              Current income                        of return consistent with prudent investment
                                                                        risks. The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

T. ROWE PRICE PRIME RESERVE     Current income/        Money Market     The fund invests in high-quality, short-term
  PORTFOLIO                       Preservation of                       securities with maturities of 13 months or
                                  capital                               less. The T. Rowe Price Prime Reserve
                                                                        Portfolio is advised by T. Rowe Price
                                                                        Associates.

()(1)  These Funds are not available as an investment option in a 457(b)
       Contract.

     The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the IRC. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.

     The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

     AVAILABILITY OF OPTIONS -- Some Underlying Funds may not be available through certain Plans or in some states. For example, some Underlying Funds may be unavailable in a particular state due to state law limits on total aggregate charges applicable to investment options offered.

     LIMIT ON NUMBER OF SUBACCOUNTS SELECTED -- HMLIC reserves the right to limit the number of Investment Options selected at one time during the accumulation phase or the annuitizations phase of Your Certificate.

     CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE UNDERLYING FUNDS -- An investment adviser or a sub-adviser of an Underlying Fund (or its affiliates) may compensate Us and/or certain affiliates for administrative or other services provided with respect to the Underlying Funds. The amount of the compensation generally is based on a percentage of assets of the Underlying Fund attributable to the Certificates and certain other variable insurance products that We issue. These percentages differ and some advisers or sub-advisers (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%.

     SELECTION OF FUNDS -- We select the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the

Underlying Fund's adviser or sub-adviser or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net Premium and/or transfers of Participant Account Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Participants. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund. The Plan will determine which Investment Options are available for its Participants.

     ADDITION, DELETION, OR SUBSTITUTION OF FUNDS -- We do not guarantee that each Underlying Fund will always be available for investment through the Contract or the Certificates thereunder. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

     We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

     VOTING RIGHTS -- We are the legal owner of the Underlying Fund shares held in the Separate Account and have the right to vote on all matters submitted to Underlying Fund shareholders. Nevertheless, unless otherwise restricted by the Plan under which a Certificate is issued, each Participant has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

     Participants will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares. The number of votes that a Participant may cast is based on the number of Accumulation Units or Annuity Units owned as of the record date of the shareholder meeting.

     We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC, in proportion to the vote by Participants who have Separate Account units, as long as such action is required by law. Therefore, the outcome of the vote could be decided by a few Participants who provide timely voting instructions. Should federal securities laws, regulations, or interpretations change, We may elect to vote Underlying Fund shares in Our own right. If required by state insurance officials, or if permitted under federal regulations, We may disregard certain Participant voting instructions under certain circumstances.

THE CONTRACT

WHO OWNS THE MONEY ACCUMULATED UNDER THE CONTRACT?

     Under the Contract, we may establish one or more accounts for You. Generally, we establish a Certificate Account to receive salary reduction and rollover amounts and a Contract Account to receive employer contributions. You have the right to the value of Your Certificate Account and any Contract Account established on Your behalf.

PARTICIPANTS' RIGHTS

     The Contract and the Certificates thereunder will be issued under a Qualified Plan, as defined in this prospectus, and are subject to certain tax restrictions. See "Tax Consequences."

     To participate in a Qualified Plan, the Participant may be required to forego certain rights granted by the Certificate and should refer to the provisions of his or her Certificate, the provisions of the Plan Document and/or applicable provisions of the IRC.

     Unless otherwise provided by law, and subject to the terms of any governing Plan Document, or to the rights of any irrevocable beneficiary, the Participant may exercise all privileges of ownership, as defined in the Certificate. These privileges include the right during the period specified in the Certificate to change the beneficiary, and to agree to a modification of the Certificate terms. No designation or change in designation of a beneficiary will take effect unless We receive written request therefore at Our Home Office. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received.

PURCHASING A CERTIFICATE

     To purchase a Certificate, You must complete an enrollment form bearing all requested signatures and a properly endorsed suitability questionnaire. For a Certificate issued pursuant to Section 403(b) of the IRC, the Participant must sign an acknowledgment of the IRC restrictions on withdrawals applicable to such contracts. For 457(b) and 401 Plans the employer will purchase the Certificate on behalf of the employee. The Participant will be required to complete an enrollment form and suitability form. The Participant must also acknowledge receipt of the 457(b) disclosure form.

     Enrollment forms are to be sent to Our Home Office. If Your enrollment form is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Certificate within two business days of receipt, and credit Your initial Net Premium to Your Certificate. We deem receipt to occur on a Valuation Date if We receive Your properly completed enrollment form and premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

     If an incomplete enrollment form is received, HMLIC will promptly request additional information needed to process the enrollment form. The initial premium payment will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days HMLIC will return the initial premium payment, unless otherwise directed by the Participant.

     Although We do not anticipate delays in Our receipt and processing of enrollment forms or premium payment requests, We may experience such delays to the extent agents fail to forward enrollment forms and premium payments to Our Home Office on a timely basis.

CANCELING THE CERTIFICATE

     Subject to state insurance laws, You have the right to cancel the Certificate for any reason within 30 days after You receive the Certificate. To cancel a Certificate, You must provide written notice of cancellation and return the Certificate to Us at Our Home Office, or to the agent who sold it, within this "free look period." HMLIC will refund the greater of: (1) the premium payments made for the Certificate, less any withdrawals and any outstanding loan balance; or (2) the Participant Account Value minus any applicable premium bonus as of the date the returned Certificate was received. We will pay the refund within 10 calendar days after we receive the Certificate. Upon return of the Certificate, it will be deemed void.

PREMIUM PAYMENTS

     AMOUNT AND FREQUENCY OF PREMIUM PAYMENTS -- Net Premium allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum premium payment for a Certificate Account is $25 per month or $300 per year. Any Net Premium received and considered to be in good form will be credited on the next Valuation Date following receipt. We deem receipt to occur on a Valuation Date if We receive Net Premium at Our Home Office before 3:00 p.m. Central Time on that day. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date. HMLIC pays a premium bonus under Certificates to which the premium bonus rider is attached. There is no rider-specific charge for the Premium Bonus Rider.

     The IRC limits the amounts which may be contributed to Qualified Plans. See "Tax Consequences -- Certificate Owners -- Contribution Limitations and General Requirements Applicable to Qualified Plans."

     ALLOCATION OF NET PREMIUM -- When You complete Your enrollment form, You will give Us instructions on how to allocate Your Net Premium among the Investment Options. The amount You direct to a particular Investment Option must be in whole number percentages from 1% to 100% of the Net Premium. If You make additional premium payments, We will allocate the Net Premium in the same manner as Your initial Net Premium unless You change the allocation percentages. The minimum Net Premium amount allocated to any Investment Option in any given Certificate Year must equal or exceed $100. A request to change the allocation of premium payments will be effective on the first Valuation Date following receipt of the request by HMLIC's

Home Office unless a future date is requested. The Participant may request a change of allocation at any time.

     ACCUMULATION UNITS AND ACCUMULATION UNIT VALUE -- Net Premium allocated to the Separate Account is credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, operating expenses of the Underlying Fund and the deduction of certain charges under the Certificate.

     Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Date. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

     The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

     - the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
     - plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
     - minus the dollar amount of the mortality and expense risk fee and applicable rider charges we deduct for each day in the Valuation Period;
     - divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

TRANSACTIONS

     TRANSFERS -- Subject to certain restrictions, You may transfer amounts from one Subaccount to another, and to and from the Fixed Account of the Certificate, at any time before the Annuity Date. We reserve the right to limit transfers from the General Fixed Account before the Annuity Date as follows:

     - No more than 25% of the General Fixed Account value can be transferred to one or more Guarantee Period Accounts or Subaccounts during a 365 day period.
     - If a request to transfer the total General Fixed Account value to one or more Guarantee Period Accounts or Subaccounts is received, the General Fixed Account value will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year prior to the year of the final transfer.

     Transfers from the Guarantee Period Accounts may be subject to a Market Value Adjustment. See Your Certificate for details.

     We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Participants. We also reserve the right to restrict or terminate the transfer privilege for any specific Participant if in Our opinion We determine the Participant to be using the Certificate for the purposes of market timing or for any other purpose that We, in our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the "Market Timing" section below.

     You may transfer value from one existing Investment Option into other Investment Options. We reserve the right to limit the number of Investment Options you can choose to transfer into. The minimum amount that can be transferred is $100 or the entire dollar value of the Investment Option, whichever is less. A transfer may not leave an Investment Option with a balance of less than $100.

     A Participant may elect to transfer funds between Subaccounts and the Fixed Account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, by telephoning (217) 789-2500 or (800) 999-1030 (toll-free), or by accessing Our website at www.horacemann.com and looking in the "Account Access" section.

     CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider's, Your agent's, or Our's, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

     Depending on the means used to request a transfer, the request must: (1) be signed by the Participant or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Participant and the Certificate number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request (in a form acceptable to Us) at Our Home Office unless a future date is requested. See "Other Information -- Forms Availability."

     DOLLAR COST AVERAGING -- Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. HMLIC reserves the right to limit the number of Investment Options available for the dollar cost averaging program. You may request dollar cost averaging by the same means as described above for transfers. This option is only available before the Annuity Date.

     The transfers will begin on the first Valuation Date following receipt of the request in HMLIC's Home Office and will continue on this day each month until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC's Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307 or by accessing Our website at www.horacemann.com and looking in the "Account Access" section.

     Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

     All requests must identify the Participant's name and Certificate number, specify the Investment Options to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or company website.

     REBALANCING -- Rebalancing is the periodic adjusting of Investment Option balances to maintain a preestablished asset allocation strategy. You may request a rebalancing of Your Participant Account Value either once or on a periodic basis.

     For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Participant. HMLIC reserves the right to limit the number of Investment Options available for the rebalancing program. You may request rebalancing by the same means as described above for transfers. This option is only available before the Annuity Date.

     Rebalancing will begin on the first Valuation Date following receipt of the request in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Participant Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Participant Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the "Account Access" section.

     All requests must identify the Participant's name and Certificate number, specify the Investment Options to be utilized and the amount to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

     CHANGES TO PREMIUM ALLOCATIONS -- A Participant may elect to change the allocation of future Net Premium at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the "Account Access" section. Depending on the means used to request a change, the request must: (1) be signed by the Participant or, for telephone and website transactions, accompanied by validating information, (2) include the Participant's name and Certificate number, and (3) specify the new allocation percentage for the Investment Option (in whole percentages). Allocations made to the Investment Options must total 100%. HMLIC reserves the right to restrict the minimum Net Premium amount allocated to any Investment Option in any given Certificate Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the request by Our Home Office unless You specify a later date. See "Other Information -- Forms Availability."

     MARKET TIMING -- The Certificates and the Subaccounts are not designed for 'market timing' through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers among the Subaccounts or between the Subaccounts and the Fixed Account. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds' investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Participants and their Certificate performance, more specifically.

     If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other Participants. In making these determinations, We may consider the combined transfer activity of Certificates that we believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all Participants of Contracts offered under this prospectus.

     Such action will include requiring future transfer requests under the Certificate to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Certificate. If this restriction is imposed, We will reverse within one to two business days any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

     If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Participants, it will notify You in writing of any restrictions.

     The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Participants may be subject to the risks described above.

     The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. Such policies and procedures may be more or less restrictive than HMLIC's policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

     Participants should be aware that We expect to be contractually obligated to prohibit transfers by Participants identified by Underlying Funds as market timers and to provide Participant transaction data to the Underlying Funds.

     SURRENDER OR WITHDRAWAL BEFORE COMMENCEMENT OF ANNUITY
PERIOD -- Participant Account Value may only be withdrawn from Section 403(b) contracts, 457(b) contracts and certain 401(a) contracts under certain circumstances. (See "Tax Consequences.") However, if not restricted by the IRC or applicable Plan under which the Certificate is issued, You may surrender the Certificate or withdraw part of Your Participant Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Participant's interest in an Investment Option to less than $100.

     The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in Our Home Office. A surrender or partial withdrawal from a Guarantee Period Account may result in a Market Value Adjustment. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Participant. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distribution. (See "Tax Consequences.")

     A Participant eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal or surrender request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will be accepted only if the request is sent to
(217) 527-2307 and the proceeds are sent to the Participant. Telefacsimile (FAX) transmissions of the request will not be accepted if the proceeds are NOT sent to the Participant. See "Tax Consequences" and "Other Information -- Forms Availability." Additional forms or requirements may be imposed by the employer.

     Withdrawals and surrenders will be processed either on a date specified by You in a request, provided the date specified occurs on or after receipt of the request at Our Home Office, or at the next computed value following receipt of a valid request at Our Home Office.

     For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

     We may apply a surrender charge based on the Premium Year of each premium payment. The charge will be deducted assuming the withdrawal occurred as follows:

     1.  from the premium payment paid on a first in first out basis; then

     2.  from Variable Account earnings and any Fixed Account interest.

     When a withdrawal occurs for which surrender charges are waived, no premium payment is assumed to have been withdrawn. Once a premium payment is assumed to be withdrawn for surrender charge purposes, it will not be assumed to be withdrawn for any subsequent withdrawal or surrender. Surrender charges on all premium payments cease on the Certificate Anniversary stated in Your Certificate. See Your Certificate for the specific details.

     If a withdrawal or surrender is taken from a Guarantee Period Account, a Market Value Adjustment may also be applied. See Your Certificate for specific details.

     The applicable surrender charge will be deducted from the amount withdrawn and the balance will be paid to You. For example, given a single premium payment of $10,000 to the Variable Account and a 5% surrender charge, a request to withdraw $3,000 will result in a surrender charge of $3,000 X 5% = $150, which will be deducted from the withdrawal and the balance of $2,850 would be paid to You. Withdrawals are assumed to be from premium first, so the entire withdrawal would be assumed to be from the premium. Any taxes withheld will reduce the dollar amount of the distribution received. When You wish to receive a certain amount after the deduction of any surrender charges or applicable taxes, this is called a net withdrawal. We will determine what the total withdrawal and applicable charges would be to result in a desired net withdrawal when possible. In order for You to receive a net withdrawal of $3,000 in this example, we would need to withdraw $3,158 from your account raising the surrender charge to $3,158 X 5% = $158 with the balance of $3,000 paid to You.

     The surrender charge is assessed on the basis of the premium payments surrendered or withdrawn and will never exceed 9% of Your total Net Premium during the lifetime of the Certificate as required by SEC regulations, since the maximum surrender charge as determined by HMLIC is guaranteed not to exceed 8%.

     If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC's premium tax liability resulting from the surrender or withdrawal will be to HMLIC's benefit.

     If You request a withdrawal for hardship purposes from Your 403(b) Certificate or from Your employer's 401(k) plan using the safe harbor regulations of the IRC, You will be suspended from making contributions to all other retirement plans of Your employer for six months (or an additional period of time as may be provided in Your employer's Plan Document). You should consult with Your Plan administrator for further guidance before making a hardship withdrawal. After the six-month period is completed, You may resume making contributions.

     PAYMENTS WE MAKE -- HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Certificate is determined as of the Valuation Date on which a valid transaction request is received. However, determination of Participant Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading on the NYSE is restricted by the Securities and Exchange Commission("SEC"); (2) any period when the SEC determines that an emergency exists that makes it not reasonably practical to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the SEC to protect persons with interests in the Separate Account.

     We reserve the right to defer payment of amounts from the Fixed Account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which the Contract was delivered. We will pay interest from the date of receipt of Your written request on any payment deferred for 30 days or more at the applicable interest rate.

     If You have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

     If mandated under applicable law, We may be required to reject a premium payment and/or block a Participant's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Participant or a Participant's account to governmental regulators.

     CONFIRMATIONS -- HMLIC mails written confirmations of premium payments to Participants on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals and surrenders are mailed to Participants within seven calendar days of the date the transaction occurred.

     If a Participant believes that the confirmation statement contains an error, the Participant should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800)
999-1030 (toll free).

DEDUCTIONS AND EXPENSES

     We make certain charges and deductions under the Certificates. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume. The fees and charges deducted under the Certificate may result in a profit to Us.

SERVICES AND BENEFITS WE PROVIDE

     -  the death benefit, and cash benefits under the Certificates
     -  Investment Options, including Net Premium allocations
     -  administration of elective options
     -  the distribution of reports to Contract Owners and Participants
     -  Annuity Payment options

COSTS AND EXPENSES WE INCUR:

     - costs associated with processing applications and enrollment forms and with issuing and administering the Contracts and Certificates
     - overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contracts and the Certificates thereunder. Sales commissions typically range from 1% to 11% of the premium payments received.
     - other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

RISKS WE ASSUME:

     - that the costs of providing the services and benefits under the Contracts and Certificates exceed the charges We deduct

WAIVER, REDUCTION OR ELIMINATION OF DEDUCTIONS AND EXPENSES

     We may reduce, waive or eliminate any of the deductions or expenses for the Contract and Certificates under a particular Plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by such charges. Factors we consider for a reduction, waiver or elimination of deductions or expenses include, but are not limited to, the following:

     -  The number of Participants under the Plan;
     -  The type and nature of the group to which a Contract is issued;
     -  The expected level of assets and/or cash flow under the Plan;
     -  Our agents' involvement in sales activities;
     -  Our sales-related expenses,
     -  Distribution provisions under the Plan;
     - The Plan's purchase of one or more other variable annuity contracts from Us and the features of those contracts;
     - The level of employer involvement in determining eligibility for distributions under the Certificates;
     -  Our assessment of the financial risk to Us relating to withdrawals;
     - Whether the Contract results from the exchange of another contract issued by Us to the sponsor of the Plan; and
     -  Features of the Plan.

     We will not reduce, waive or eliminate any deduction or expense in a manner that is unfairly discriminatory against any person.

     We may also apply different deduction and expense provisions in Contracts issued to certain employer groups or associations which have negotiated the Contract terms on behalf of their employees. We will offer any resulting deduction or expense uniformly to all employees in the group.

     All charges, deductions and expenses applicable to Your Certificate will be stated in Your Certificate.

     PREMIUM TAXES -- Certain state and local governments levy a premium tax, currently between 0 and 1%, on the amount of premium payments made under the Certificates. We will deduct any premium taxes relating to the Certificates from the premium or from the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Participant's current place of residence.

     SURRENDER CHARGES -- If You make a withdrawal or surrender under the Certificate, HMLIC will assess a charge to compensate it for the cost of selling the Certificate.

     Withdrawals may not be made from Section 403(b), 457(b), and certain
Section 401(a) Certificates, except under certain circumstances. (See "Tax Consequences.") However, if not restricted by the IRC or applicable Plan under which the Certificate is issued, a Participant may surrender the Certificate in whole or withdraw a portion of the Participant Account Value for cash before Annuity Payments begin.

     In some situations, You may make a withdrawal with no Surrender Charge. Please see Your Certificate for further details. For further information regarding surrender or withdrawals see "The Certificate-Transactions-Surrender or Withdrawal Before Commencement of Annuity Period."

     ANNUAL MAINTENANCE FEE -- We will deduct an annual maintenance fee of no more than $36 from each Certificate on each Certificate Anniversary. This fee will be waived if the Participant Account Value equals or exceeds $50,000 at the time the fee is assessed. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of a Certificate.

     The annual maintenance fee ceases when Annuity Payments begin. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Certificates. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Certificates.

     MORTALITY AND EXPENSE RISK FEE ("M&E FEE") -- For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

     CHARGES FOR OPTIONAL RIDERS -- GUARANTEED MINIMUM DEATH BENEFIT
RIDER -- STEP-UP WITH RETURN OF PREMIUM -- Participants holding Certificates with this rider will each pay 0.20% or less of the Variable Account Value on an annual basis*. The charge for this rider will continue until the Certificate is terminated or You annuitize the Participant Account Value.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM WITH INTEREST--Participants holding Certificates with this rider will each pay 0.30% or less of the Variable Account Value on an annual basis*. The charge for this rider will continue until the Certificate is terminated or You annuitize the Participant Account Value.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER -- RETURN OF PREMIUM -- Participants holding Certificates with this rider will each pay 0.05% or less of the Variable Account Value on an annual basis. The charge for this rider will continue until the Certificate is terminated or You annuitize the Participant Account Value.

     *If both the Guaranteed Minimum Death Benefit Rider-Annual Step-up with Return of Premium and the Guaranteed Minimum Death Benefit Rider-Return of Premium with Interest are selected, the total annual charge for both riders will not exceed 0.40% of the average Variable Account Value

     PREMIUM BONUS RIDER -- This option provides for a credit of a percentage of premium payments We receive at Our Home Office during a specified period of time. This rider will only be included if negotiated by the employer and HMLIC as part of the Contract. There is no separate charge for this rider; any charge for this rider will be included in the other Certificate charges.

     OPERATING EXPENSES OF THE UNDERLYING FUNDS -- The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund's prospectus.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

     If a Participant dies before the Annuity Date and while the Certificate is in force, We will pay a death benefit to the beneficiary designated by the Participant. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant's statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

     The beneficiary will receive the greatest of:

     1.  the Participant Account Value; or

     2.  the death benefit provided in any rider attached to the Certificate.

     At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under "Annuity Payments -- Annuity Payment Options." If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary's estate.

GUARANTEED MINIMUM DEATH BENEFIT RIDERS

     The Contract Owner may select for all Participants in its Plan, or a Participant may elect, any of the optional death benefits described below. An additional cost is associated with each of these benefits. All of these optional benefits may not be available in all states or in all Plans.

     GUARANTEED MINIMUM DEATH BENEFIT -- RETURN OF PREMIUM

DEATH BENEFIT UNDER THIS RIDER

     Prior to the Annuity Date, the death benefit is equal to the greatest of:

     1.  the Participant Account Value; or

     2. the death benefit provided in any other rider attached to the Certificate; or

     3.  the Return of Premium Death Benefit described in this rider.

RETURN OF PREMIUM DEATH BENEFIT

     On the Certificate Date, the Return of Premium Death Benefit is equal to the initial Net Premium received. The Return of Premium Death Benefit is increased by any subsequent Net Premium received, and decreased by an adjustment for any withdrawals and an adjustment for any outstanding loan balance.

     An adjustment for any withdrawal is determined by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate) immediately prior to the withdrawal and multiplying the resulting fraction by the Return of Premium Death Benefit immediately prior to the withdrawal.

     The Return of Premium Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death of the Participant.

     We will calculate the Death Benefit as of the date We receive Proof of Death of the Participant at Our Home Office.

RIDER CHARGE

     Any charge for this rider is guaranteed not to increase after the rider has been issued.

     We will deduct any Variable Account charge for this rider from Your Variable Account Value and any Fixed Account charge for this rider from Your Fixed Account Value.

RIDER TERMINATION

     This rider cannot be terminated by the Contract Owner or the Participant after the Certificate Date. This rider terminates upon the earliest of:

     a.  when the Participant applies the Annuitized Value to an annuity option;
         or

     b. the date the Certificate terminates as a result of surrender of the Certificate or death of the Participant; or

     c. if the Contract Owner requires that the Participant Account Value be distributed. See Your Certificate for more details.

     GUARANTEED MINIMUM DEATH BENEFIT -- STEP-UP WITH RETURN OF PREMIUM

DEATH BENEFIT UNDER THIS RIDER

     Before the Annuity Date, the death benefit is equal to the greatest of:

     1.  the Participant Account Value; or

     2. the death benefit provided in any other rider attached to the Certificate; or

     3.  the Return of Premium Death Benefit described in this rider; or

     4.  the Step-Up Death Benefit described in this rider.

     We will calculate the death benefit as of the date We receive Proof of Death of the Participant at Our Home Office.

RETURN OF PREMIUM DEATH BENEFIT

     On the Certificate Date, the Return of Premium Death Benefit is equal to the initial Net Premium received. The Return of Premium Death Benefit is increased by any subsequent Net Premium received, and decreased by an adjustment for any withdrawals and an adjustment for any outstanding loan balance.

     An adjustment for any withdrawal is determined by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate) immediately prior to the withdrawal and multiplying the resulting fraction by the Return of Premium Death Benefit immediately prior to the withdrawal.

     The Return of Premium Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death of the Participant.

STEP-UP DEATH BENEFIT

     The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations, adjusted by any outstanding loan balance as set forth below.

     We calculate the Step-Up Anniversary Value for every Certificate Anniversary before the Participant's attainment of age 81, including the Certificate Anniversary immediately following the Participant's attainment of age 80 or when We receive Proof of Death, whichever is earlier.

     The Step-Up Anniversary Value for a given Certificate Anniversary is equal to the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate) as of that Certificate Anniversary increased by any subsequent Net Premium received and decreased by any adjustments for any subsequent withdrawals. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate) immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. The Step-Up Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death at our Home Office of the Participant.

RIDER CHARGE

     Any charge for this rider is guaranteed not to increase after this rider has been issued.

     We will deduct any Variable Account charge for this rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

RIDER RESTRICTIONS

     We reserve the right to restrict allocations or transfers to the Fixed Account or any of the Subaccounts.

TERMINATION OF THIS RIDER

     This rider cannot be terminated by the Participant or the Contract Owner after the Certificate Date. This rider terminates upon the earliest of:

     a. when the Participant applies the Annuitized Value to an annuity option under the Certificate; or

     b. the date the Certificate terminates as a result of surrender of the Certificate or death of the Participant ; or

     c. if the Contract Owner requires that the Participant Account Value be distributed. See Your Certificate for more details.

     GUARANTEED MINIMUM DEATH BENEFIT -- RETURN OF PREMIUM WITH INTEREST

DEATH BENEFIT UNDER THIS RIDER

     Before the Annuity Date, the death benefit is equal to the greatest of:

     1.  the Participant Account Value; or

     2. the death benefit provided in any other rider attached to the Certificate; or

     3. the Return of Premium with Interest Death Benefit described in this rider.

RETURN OF PREMIUM WITH INTEREST DEATH BENEFIT

     On the Certificate Date, the Return of Premium with Interest Death Benefit is equal to the initial Net Premium received. The Return of Premium with Interest Death Benefit is increased by any subsequent Net Premium received, decreased by an adjustment for any withdrawals, and is accumulated at the following interest rates:

     1. 5 percent prior to and upon the Certificate Anniversary immediately following the Participant's attainment of age 80.

     2.  0 percent thereafter.

     An adjustment for any withdrawal is determined by dividing the withdrawal amount by the sum of the Participant Account Value and any Loan Reserve Account Value (as defined in the loan section of the tax endorsement attached to Your Certificate), immediately before the withdrawal and multiplying the resulting fraction by the Return of Premium with Interest Death Benefit immediately before the withdrawal.

     We will calculate the death benefit as of the date We receive Proof of Death of the Participant at Our Home Office. We also will adjust the Return of Premium with Interest Death Benefit by any outstanding loan balance at that time.

MAXIMUM RETURN OF PREMIUM WITH INTEREST DEATH BENEFIT VALUE

     The amount of the Return of Premium with Interest Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals, and less an adjustment for any outstanding loan balance as of the date We receive Proof of Death.

RIDER CHARGE

     Any charge for this rider is guaranteed not to increase after the rider has been issued.

     We will deduct any Variable Account charge for this rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

RIDER RESTRICTIONS

     We reserve the right to restrict allocations or transfers to the Fixed Account or any of the Subaccounts.

TERMINATION OF THIS RIDER

     This rider cannot be terminated by the Participant or the Contract Owner after the Certificate Date. This rider terminates upon the earliest of:

     a.  when the Participant applies the Annuitized Value to an annuity option;
         or

     b. the date the Certificate terminates as a result of surrender of the Certificate or death of the Participant ; or

     c. if the Contract Owner requires that the Participant Account Value be distributed. See Your Certificate for more details.

ANNUITY PAYMENTS

     Qualified Plans often place certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Plans must begin by April 1 following the calendar year in which the Participant reaches age 70 1/2. (See "Tax Consequences -- Taxation of Certificate Benefits.")

     The Certificate provides for fixed or Variable Annuity Payment options or a combination of both. The Participant may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a properly completed request form to Our Home Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the Life Annuity with Payments Guaranteed for 10 Years, which is payable on a Variable basis for any value in a Subaccount.

     We will process the request so that the Variable Annuity Payments begin as of the first of the month following the month of receipt of Your request unless a later date is requested and approved by HMLIC. If you elect a fixed payment option, we will process the request so that the fixed Annuity Payments begin as of the effective date selected, unless the request is received after that date. If the request is received after the selected effective date, the payments will begin the following month on the same day. Effective dates cannot be the 29th, 30th or 31st. If You elect a fixed payment option, We will transfer Your Variable Account Value to the Fixed Account on the date Your request is received in Our Home Office. In addition, if You elect a Variable payment option, We will transfer Your Fixed Account Value to the Variable Account on the date we receive Your request in Our Home Office. Your Net Premium allocation(s) will be changed to the Fixed Account or Variable Account, depending on the type of payment option elected. Not all Subaccount(s) may be available for Annuity Payments. Generally, at the time an Annuity Payment option is selected, a Participant must elect whether to withhold for federal and state income taxes. (See "Other Information -- Forms Availability" and "Tax Consequences.")

     In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level throughout the payout period, except in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, and annual installments. Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the Annuitized Value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000, or if the option chosen would provide Annuity Payments less than $20 per month at the Annuity Date, then the Certificate value may be paid in a lump sum.

ANNUITY PAYMENT OPTIONS

     The following Annuity Payment options are available on a Variable basis unless otherwise stated.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR LIFE ONLY, 10, 15, OR 20
YEARS -- Annuity Payments are made to the Participant beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Participant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Participant lives, or until all guaranteed payments have been made, whichever is later.

     Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Participant, as defined by the IRC. If the Participant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     If the Participant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

     PAYMENTS FOR A SPECIFIED PERIOD -- Annuity Payments are made to the Participant beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the 10th

Certificate Anniversary. This option is available on a fixed payment basis only.

     Annuity Payments cannot extend beyond the life expectancy of the Participant, as defined by the IRC. If the Participant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     If the Participant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled.

     After the Annuity Date, the Participant may change this Annuity Payment option, or withdraw a portion of or surrender the Annuitized Value applied to this option. Any change or withdrawal the Participant makes may affect any subsequent Annuity Payments and may have tax consequences. Surrender Charges and/or a Market Value Adjustment may apply. If the Participant surrenders the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Certificate will terminate. Thereafter, HMLIC will be free of any liability for the terminated Certificate.

     JOINT AND SURVIVOR ANNUITY -- Payments are made to the Participant beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

     The available survivor options are to pay during the lifetime of the survivor (1) 50 percent, (2) two-thirds, or (3) 100 percent of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Participant dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

OTHER PAYOUT OPTIONS

     If the Participant does not wish to elect one or more of the Annuity Payment options described above, the Participant may:

     a. receive the proceeds in a lump sum less any applicable Surrender Charges, or

     b. leave the Certificate with HMLIC and receive the value under the required minimum distribution requirements of IRC Section 401(a)(9), see "Required Minimum Distributions," or

     c.  elect any other payout option that HMLIC makes available.

AMOUNT OF FIXED AND VARIABLE ANNUITY PAYMENTS

     The Annuitized Value will be applied to purchase the Annuity Payment option You select. The Annuitized Value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) as the Participant instructs. Not all Subaccount(s) may be available for Annuity Payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a Variable Annuity Payment option will be the same amount as the initial monthly Annuity Payment purchased per $1,000 applied to the corresponding fixed annuity option.

     FIXED ANNUITY PAYMENTS -- Except in the case of certain joint and survivor Annuity Payment options, the amount of each fixed Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

     VARIABLE ANNUITY PAYMENTS -- If You choose to receive Variable Annuity Payments, the dollar amount of Your payment will depend upon: (1) Your Annuitized Value that is applied to purchase Variable Annuity Payments on the Annuity Date, less any deductions We make for premium taxes; (2) the assumed interest rate for the Certificate (here, 2%); and (3) the performance of the Variable Investment Options You selected. The amount of the first monthly Variable Annuity Payment will vary with the form of Annuity Payment option selected and the age(s) of the Annuitant(s).

     The first monthly Variable Annuity Payment is used to calculate the number of Variable Annuity Units for each subsequent monthly Annuity Payment. The number of Variable Annuity Units remains constant over the payment period except when a joint and survivor Annuity Payment option other than the 100% option is chosen; in those cases, the number of Variable Annuity Units will be reduced upon the death of either Annuitant to the survivor percentage elected.

     The amount of each monthly Annuity Payment following the first Variable Annuity Payment varies from month to month. Annuity Payments are determined each month by multiplying the Variable Annuity Units by the applicable Variable Annuity Unit Value at the date of payment.

ANNUITY UNIT VALUE

     The Annuity Unit Value for the Wilshire VIT Equity Fund -- Horace Mann Shares, Wilshire VIT Balanced Fund -- Horace Mann Shares and Wilshire VIT Income Fund -- Horace Mann Shares Subaccounts was set at $10.00 as of the date amounts first were allocated to provide Annuity Payments. The Annuity Unit Value for the Wilshire VIT Short-Term Investment Fund was established at $10.00 on July 1, 2004. The Annuity Unit Value for the T. Rowe Price Equity Income Portfolio VIP II, AllianceBernstein Variable Products Series Fund, Inc. Small/Mid Cap Value Portfolio, Cohen & Steers VIF Realty Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc. Small Cap Growth Portfolio, T. Rowe Price Prime Reserve Portfolio, Wilshire Variable Insurance Trust 2010 Aggressive Fund, Wilshire Variable Insurance Trust 2010 Moderate Fund, Wilshire Variable Insurance Trust 2010 Conservative Fund, Wilshire Variable Insurance Trust 2015 Moderate Fund, Wilshire Variable Insurance Trust 2025 Moderate Fund, Wilshire Variable Insurance Trust 2035 Moderate Fund and Wilshire

Variable Insurance Trust 2045 Moderate Fund was established on May 1, 2006. The Annuity Unit Value for all other Subaccounts was established at $10.00 on March 1, 2005.
     - The current Variable Annuity Unit Value is equal to the prior Variable Annuity Unit Value on the Valuation Date when Annuity Payments were last determined, multiplied by the applicable net investment factor. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions, by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
     - If the net investment factor is equal to one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

MISSTATEMENT OF AGE OR SEX

     If any age or sex has been misstated, We will pay Annuity Payments in the amount which would have been paid at the correct age and sex. We will deduct any overpayments We have made, including interest, from future payments. We will pay any under payments, including interest, in a lump sum to the Participant if living, otherwise to the beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date, as indicated on the Annuity Data pages of the Certificate. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

TAX CONSEQUENCES

OTHER CONSIDERATIONS

     This discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The tax laws governing the provisions of annuity contracts and Qualified Plans are extremely complex, often difficult to comprehend and may be changed at any time. The discussion does not address special rules, prior tax laws, or state tax laws. A prospective Contract Owner or Participant considering purchase of a Contract or Certificate should first consult with a qualified and competent tax adviser before taking any action that could have tax consequences.

SEPARATE ACCOUNT

     The operations of the Separate Account form part of the operations of HMLIC; however, the IRC provides that no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CERTIFICATE

     A transfer or assignment of ownership of a Certificate issued under a Qualified Plan is generally prohibited, and the tax consequences of doing so are not discussed herein. The designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Certificate may result in certain tax consequences to You that are also not discussed herein. A Participant contemplating any such transfer, assignment, exchange or transaction should consult a tax advisor as to the tax consequences.

PARTICIPANTS

CONTRIBUTION LIMITATIONS AND GENERAL REQUIREMENTS APPLICABLE TO QUALIFIED PLANS

     The tax rules applicable to Participants in a Qualified Plan vary according to the type of Qualified Plan and according to the terms and conditions of the specific Plan. The information provided here regarding the tax consequences of Qualified Plans is intended to be only general in nature. You should consult with Your tax adviser for the application of these rules to Your specific facts before purchasing a Certificate under a Qualified Plan.

     Contributions made to Qualified Plan are generally not taxed at the time of the contribution. This includes elective deferrals made under a salary reduction agreement and nonelective contributions made by Your employer. The exception to this is the amount of elective deferrals designated as a Roth contribution by You. Designated Roth contributions are taxed in the year of the contribution. Elective deferrals to 403(b) and 401(k) plans, including designated Roth amounts, and salary-reduction contributions to a 457(b) governmental plan are subject to annual limitations imposed by the IRC. Employer contributions are subject to additional limitations and are not discussed here. Further, contributions and investment earnings credited to the Participant Account are generally not subject to tax until such amounts are distributed as defined by the IRC. Distributions of investment earnings attributable to amounts designated as Roth contributions may be tax free if certain conditions are met. Purchasing a Certificate under a Qualified Plan does not provide any additional tax advantage to that already available through the Qualified Plan.

     Optional death benefits in some cases may exceed the greater of the premium payments or Participant Account Value. Such a death benefit could be characterized as an incidental benefit, the amount of which is limited in any 401 plan or 403(b) plan. Because an optional death benefit may exceed this limitation, anyone using a Certificate in connection with such plans should consult a tax adviser before purchasing an optional death benefit rider.

     SECTION 403(B) TAX-DEFERRED ANNUITY -- A Section 403(b) tax-deferred (or tax-sheltered) annuity is available for employees of public schools and certain organizations tax-exempt under Section 501(c)(3). Elective deferral contributions are limited to the lesser of $15,500 in 2007 or 100% of income. Additional amounts may be contributed if the Participant is age 50 or older, $5,000 in 2007,. Both the maximum elective deferral contribution and additional amount if You are age 50 or older are indexed for inflation after 2007. An additional special catch-up contribution is available to certain Participants who have 15 years of service with their current employer. Employer contributions are allowed with additional limitations under the Qualified Plan rules. Contributions may be subject to FICA (Social Security) tax. Contributions and earnings are not included in the Participant's income until distributed. Distributions from Section 403(b) annuities generally cannot be made until the Participant attains age 59 1/2. However, exceptions to this rule include severance from employment, death, disability and hardship and, generally, the balance in the annuity as of December 31, 1988. Section 403(b) annuity accumulations may be eligible for a tax-free rollover to an eligible retirement plan or transfer to another Section 403(b) annuity contract. Section 403(b) annuities are subject to the required minimum distribution rules.

     SECTION 457(B) ELIGIBLE GOVERNMENTAL PLAN -- A Section 457(b) deferred compensation plan is available for employees of eligible state or local governments. Elective deferral amounts are limited to the lesser of $15,500 for 2007 or 100% of includable compensation. Additional amounts may be contributed if the Participant is age 50 or older, $5,000 for 2007. Both the maximum elective deferral amount and additional amount if You are age 50 or older are indexed for inflation after 2007. A special catch-up contribution is allowed in the last three years of employment before attaining normal retirement age. Contributions and earnings are not included in the Participant's income until distributed. Distributions are not generally allowed until the employee reaches age 70 1/2 except for severance from employment or for an unforeseeable emergency or severe financial hardship. Section 457(b) annuity contract accumulations can be rolled over or transferred to other Section 457(b) eligible governmental plan contracts or an eligible retirement plan. Section 457(b) annuity contracts are subject to the required minimum distribution rules.

     SECTION 401 -- Section 401 permits employers to establish various types of retirement plans (e.g., pension, profit sharing, 401(k) plans) for their employees. Retirement plans established in accordance with Section 401 may permit the purchase of annuity contracts to provide benefits under the plan. In order for a retirement plan to be considered qualified under Section 401 it must: meet certain minimum standards with respect to participation, coverage and vesting; not discriminate in favor of highly compensated employees; provide contributions or benefits that do not exceed certain limitations; prohibit the use of plan assets for purposes other than the exclusive benefit of the plan participant and their beneficiaries covered by the plan; comply with certain minimum distribution requirements; provide for certain spousal survivor benefits; and comply with numerous other qualification requirements. A retirement plan qualified under Section 401 may be funded with employer contributions, employee contributions or a combination of both. Employee contributions may be made pre-tax (under a salary reduction agreement) or on an after-tax basis.

     DESIGNATED ROTH ACCOUNTS -- Section 403(b) and 401(k) plans are allowed to establish Designated Roth accounts within their plans. If this feature is included in the Plan, the Participant can designate some or all of his/her elective deferral contributions as Designated Roth contributions. As a result, the Designated Roth contribution will be includible in the Participant's income in the year of the contribution and be subject to all wage withholding requirements.

     The Designated Roth contribution combined with other elective deferral contributions are subject to the limits discussed above. Designated Roth contributions are also subject to the same distribution restrictions as all other contributions to the Plan.

     ROLLOVERS -- A rollover is a tax-free transfer of a distribution (cash or other assets) from one retirement plan to another. A trustee-to-trustee (or issuer-to-issuer) transfer is a tax-free transfer from one retirement plan to a similar retirement plan and does not involve a distribution. Within rollovers, there are also direct rollovers where the distribution is made directly to the other retirement plan. Distributions that are properly rolled over and transfers are not includable in income until they are ultimately paid out of the Certificate. A Section 401 plan can be rolled over to another Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible
Section 457 governmental plan.

     Amounts under a Section 403(b) tax-deferred annuity can be rolled over or transferred to a traditional IRA, a Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. In all cases the eligible Section 457 plan must separately account for amounts rolled over from other non-Section 457 plans. For a Section 403(b) annuity, only amounts eligible for distribution can be rolled over. However, amounts may be transferred between tax-deferred annuities if the requirements of Revenue Ruling 90-24 are met. A distribution from Designated Roth accounts may only be rolled over to a Roth IRA or to another similar Designated Roth through a direct rollover.

     TAXATION OF ANNUITY BENEFITS -- Amounts contributed as elective deferrals, excluding amounts from Designated Roth accounts, and nonelective employer contributions are not taxed at the time of contribution. Earnings on these amounts are also not taxed as they accumulate. Benefits from Certificates containing only pre-tax contributions and related earnings will be taxed as ordinary income when received. Benefits from Certificates containing both pre-tax and post-tax contributions and related earnings will be taxed as ordinary income and on a prorata basis in accordance with the IRC Section 72 rules regarding Qualified Plans. Benefits from Certificates containing and attributable to amounts from Designated Roth accounts will only be taxed to the extent there are earnings and the distribution is not a qualified distribution as discussed below.

     Loans, if not made within certain terms of the IRC, will be treated as distributions. Loans from Sections 401 and 403(b) plans will generally not be treated as distributions if the terms require repayment within five years (except loans to acquire a home); the loans have substantially level payments over the term of the loan; the loans do not exceed $50,000 and the loans are evidenced by a legally enforceable agreement.

     Elective deferral contributions designated as Roth amounts are taxed at the time of contribution and not at the time of distribution. Earnings related to amounts from Designated Roth accounts are taxed as ordinary income at the time of the distribution on a prorata basis under the IRC Section 72 rules for Qualified Plans unless the distribution is considered a qualified distribution. In a qualified distribution, the earnings are tax free. A distribution from a Designated Roth is considered qualified if it is made more than 5 years after establishment of the Designated Roth and made on or after the Participant attains age 59 1/2, dies or becomes disabled.

ADDITIONAL TAXES

     PREMATURE DISTRIBUTION TAX -- An additional tax (penalty tax) will apply to premature distributions from a Qualified Plan. A premature distribution is generally any distribution made before the Participant reaches age 59 1/2. The penalty tax is 10% of the amount of the payment that is includable in income. The penalty tax does not apply to distributions from Section 457 plans. Certain payments may be exempt from the penalty tax depending on the type of Qualified Plan such as payments made: 1) after age 59 1/2, 2) as the result of death or disability, 3) that are part of a series of substantially equal periodic payments over the life or life expectancy of the owner or the joint lives or joint life expectancy of the owner and beneficiary, 4) after separation from service and attainment of age 55, 5) for medical care, 6) under a qualified domestic relations order (QDRO) and 7) to correct excess contributions or elective deferrals.

     REQUIRED MINIMUM DISTRIBUTION EXCISE TAX -- If the amount distributed from a Qualified Plan is less than the required minimum distribution for the year (discussed below), the Participant is generally subject to a non-deductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

     REQUIRED MINIMUM DISTRIBUTIONS -- A Participant of any of the Qualified Plans is generally required to take certain required minimum distributions during the Participant's life, and the beneficiary designated by the Participant is required to take the balance of the Participant Account Value within certain specified periods following the Participant's death.

     The Participant must take the first required distribution by the required beginning date and subsequent required distributions by December 31 of each year thereafter. Payments must be made over the life or life expectancy of the Participant or the joint lives or joint life expectancy of the Participant and the beneficiary. The amount of the required minimum distribution depends upon the Participant Account Value and the applicable life expectancy. The required beginning date for Section 401(a) plans, Section 403(b) annuities, and Section 457 plans is the later of April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2 or retires.

     If You have any of the optional death benefit features and are taking withdrawals rather than Annuity Payments to satisfy the minimum distribution requirements, the value of this feature may need to be included in calculating the amount required to be distributed. Consult a tax advisor.

     Upon the death of the Participant, the beneficiary must take distributions under one of the following two rules.

     1. If the Participant dies on or after the required beginning date and has designated a beneficiary, any remaining balance will continue to be distributed at least as rapidly as was payable under Mandatory Distributions.

     2. If the Participant dies before the required beginning date, the balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death. If the Participant Account Value is payable to a beneficiary other than a spouse, it may be paid over the life expectancy of that beneficiary, provided distributions begin by December 31 of the calendar year following the year of the Participant's death or the beneficiary may make a direct rollover to an individual retirement account which is subject to the inherited IRA minimum distribution rules. If the beneficiary is the spouse, the spouse may defer payments until the end of the calendar year in which the Participant would have reached age 70 1/2 or roll over the Certificate to a traditional IRA or any other eligible retirement plan.

     WITHHOLDING -- Mandatory federal income tax is generally required to be withheld at the rate of 20% on distributions from Qualified Plans. Exceptions to this rule include: non-taxable distributions; a direct rollover or direct transfer to an eligible retirement plan; periodic payments over the Participant's life expectancy or the joint life expectancy of the Participant and the beneficiary; periodic payments over a period of ten years or more; required minimum distributions; and hardship distributions.

     For all amounts not subject to the mandatory 20% withholding, federal income tax is generally required to be withheld unless the Participant elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated like wage withholding. For all other payments, withholding is at a rate of 10%. For periodic payments, HMLIC will notify the Participant at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

     FEDERAL ESTATE TAXES -- While no attempt is being made to discuss the federal estate tax implications of the Certificate, purchasers of Certificates should keep in mind that the value of a Certificate owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the Certificate, the value of the Certificate included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

     GENERATION-SKIPPING TRANSFER TAX -- Under certain circumstances, the IRC may impose a "generation skipping transfer tax" when all or part of a Certificate is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Participant. Regulations issued under the IRC may require HMLIC to deduct the tax from Your Certificate or from any applicable payment, and pay the tax directly to the IRS.

     ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS -- The discussion above provides general information regarding U.S. federal income tax consequences to Certificate purchasers who are U.S. citizens or residents. Certificate purchasers who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from Certificates at a 30% rate, unless a lower treaty rate applies. In addition, Certificate purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the Certificate purchaser's country of citizenship or residence. Prospective Certificate purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to a Certificate purchase.

     FOREIGN TAX CREDITS -- We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal tax law.

     POSSIBLE TAX LAW CHANGES -- Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Certificates could change by legislation, regulation or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on the Certificates.

     We have the right to modify the Contract and Certificates in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Participants currently receive. We make no guarantee regarding the tax status of any Contract or Certificate and do not intend the above discussion as tax advice.

OTHER INFORMATION

     The Contract and the Certificates thereunder are offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contract and Certificates may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with our affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of the NASD and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers. Sales commissions range from 1.00% to 11.00% of premium payments received.

     LEGAL PROCEEDINGS -- HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC's ability to meet its obligations under the Certificates.

     MODIFICATION OF THE CONTRACT AND CERTIFICATES -- The Contract and Certificates provide that they may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Participants will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract and Certificates.

     REGISTRATION STATEMENT -- A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contract and the Certificates thereunder. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, including the Contract, the Certificate, and such instruments as filed.

     COMMUNICATIONS TO PARTICIPANTS -- To ensure receipt of communications, Participants must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile
(FAX) transmission to (217) 527-2307, or by calling (217) 789-2500 or (800)
999-1030 (toll-free).

     HMLIC will attempt to locate Participants for whom no current address is on file. In the event HMLIC is unable to locate a Participant, HMLIC may be forced to surrender the value of the Certificate to the Participant's last known state of residence in accordance with the state's abandoned property laws.

     PARTICIPANT INQUIRIES -- A toll-free number, (800) 999-1030, is available to telephone HMLIC's Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657.

     FORMS AVAILABILITY -- Specific forms are available from HMLIC to aid the Participant in effecting many transactions allowed under the Certificate. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030.

     NASD REGULATION'S PUBLIC DISCLOSURE PROGRAM -- Information about HM Investors and Your agent is available from the NASD at www.nasd.com or by calling (800) 289-9999 (toll-free).

ADDITIONAL INFORMATION

     A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

TOPIC                                       PAGE
-----                                       ----
General Information and History
Tax Status of the Certificates
Underwriter
Independent Registered Public Accounting
  Firm
Financial Statements

     To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030
(toll-free) to request a copy.

     HORACE MANN LIFE INSURANCE COMPANY
     P.O. BOX 4657
     SPRINGFIELD, ILLINOIS 62708-4657

Please provide free of charge the following information:

------- Statement of Additional Information dated xxxx, 2007 for the Separate Account

Please Mail the above document to:


-----------------------------------------------------------
(Name)


-----------------------------------------------------------
(Address)


-----------------------------------------------------------
(City/State/Zip)

APPENDIX 1
--------------------------------------------------------------------------------

EXAMPLE FOR RETURN OF PREMIUM WITH INTEREST GUARANTEED MINIMUM DEATH BENEFIT ("INTEREST GMDB")

     Assume the following:

     -  There is an initial net premium of $100,000
     - There is a withdrawal on the 3rd Certificate anniversary of $25,000. The Participant Account Value immediately before the withdrawal is $125,000.
     - We are calculating the death benefit on the 5th Certificate anniversary. The Participant Account Value at that time is $101,000.
     -  There are no loans on the Certificate.
     -  The client has not yet attained age 81.
     -  No other death benefit rider was selected.

     The Interest GMDB value at issue is equal to the initial net premium.

     $100,000

     The Interest GMDB value immediately before the withdrawal is the initial net premium accumulated at 5% interest for 3 years:

     $100,000 X 1.05(3) = $115,763

     The withdrawal adjustment is the withdrawal amount divided by the Participant Account Value immediately before the withdrawal and multiplied by the Interest GMDB value immediately before the withdrawal:

     $25,000 / $125,000 X $115,763 = $23,153

     The Interest GMDB value immediately following the withdrawal is the Interest GMDB value immediately before the withdrawal less the withdrawal adjustment:

     $115,763 - $23,153 = $92,610

     The Interest GMDB value on the 5th Certificate anniversary is the Interest GMDB value immediately following the withdrawal accumulated at 5% interest for 2 years:

     $92,610 X 1.05(2) = $102,103

     The death benefit is the greatest of the Interest GMDB and the Participant Account Value.

     Max [$102,103, $101,000] = $102,103

EXAMPLE FOR GUARANTEED MINIMUM DEATH BENEFIT -- STEP-UP WITH RETURN OF PREMIUM ("STEP-UP GMDB")

     Assume the following:

     -  There is an initial net premium of $100,000
     - The Participant Account Value on the 1st Certificate Anniversary is $90,000.
     - The Participant Account Value on the 2nd Certificate Anniversary is $120,000.
     - There is a withdrawal during the 3rd Certificate Year of $25,000. The Participant Account Value immediately before the withdrawal is $125,000.
     - The Participant Account Value on the 3rd Certificate Anniversary is $105,000.
     - We are calculating the death benefit during the 4th Certificate Year. The Participant Account Value at that time is $101,000.
     -  There are no loans on the Certificate.
     -  The client has not yet attained age 81.
     -  No other death benefit rider was selected.

     The Step-Up Anniversary Value for the 1st Certificate Anniversary projected to the date of death is the Participant Account Value on the 1st Certificate Anniversary less an adjustment for the subsequent withdrawal:

     $90,000 - ($25,000 / $125,000 X $90,000) = $72,000

     The Step-Up Anniversary Value for the 2nd Certificate Anniversary projected to the date of death is the Participant Account Value on the 2nd Certificate Anniversary less an adjustment for the subsequent withdrawal:

     $120,000 - ($25,000 / $125,000 X $120,000) = $96,000

     The Step-Up Anniversary Value for the 3rd Certificate Anniversary projected to the date of death is the Participant Account Value on the 3rd Certificate
Anniversary:

     $105,000

     The Step-Up GMDB is equal to the maximum of these values:

     Max [$72,000, $96,000, $105,000] = $105,000

     The Return of Premium Death Benefit at the date of death is the initial net premium less a withdrawal adjustment:

     $100,000 - ($25,000 / $125,000 X $100,000) = $80,000

     The death benefit is the greatest of the Step-Up GMDB, the Return of Premium Death Benefit, and the Participant Account Value.

     Max [$105,000, $80,000, $101,000] = $105,000

                                  ______, 2007

                       STATEMENT OF ADDITIONAL INFORMATION

           HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY
                                SEPARATE ACCOUNT

                                Flexible Premium
                    Variable Deferred Group Annuity Contract

                       Horace Mann Life Insurance Company

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the prospectus for the variable deferred group annuity contract dated ______, 2007. Copies of the prospectus for the Group Contract (and the Certificates thereunder) may be obtained by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission to (217) 535-7123, or by telephoning toll-free (800) 999-1030. The prospectus for the Group Contract (and the Certificates thereunder) sets forth information that a prospective investor should know before investing in a Certificate. Capitalized terms that are used, but not defined, in this Statement of Additional Information have the same meanings as in the prospectus for the Group Contract (and the Certificates thereunder).


______, 2007

TABLE OF CONTENTS

TOPIC                                                                  PAGE
General Information and History                                        1
Underwriter                                                            1
Independent Registered Public Accounting Firm                          2
Financial Statements                                                   2


GENERAL INFORMATION AND HISTORY

         Horace Mann Life Insurance Company ("HMLIC") sponsors the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (the "Separate Account"). HMLIC is a wholly-owned subsidiary of Allegiance Life Insurance Company, which engages in the business of insurance. HMLIC is an indirect, wholly-owned subsidiary of Horace Mann Educators Corporation ("HMEC"), a publicly-held insurance holding company traded on the New York Stock Exchange.

         HMLIC established the Separate Account under Illinois law on October 16, 2006.

UNDERWRITER

Horace Mann Investors, Inc. ("HM Investors"), a broker/dealer registered with the Securities and Exchange Commission and a member of the NASD, serves as principal underwriter of the Group Contract and Certificates thereunder funded through the Separate Account. HM Investors is located at One Horace Mann Plaza, Springfield, Illinois 62715-0001. HM Investors is an affiliate of HMLIC and a wholly owned subsidiary of HMEC.

HMLIC contracts with HM Investors to distribute the Certificates under the Group contracts of HMLIC. The Certificates also may be offered and sold through independent agents and other, unaffiliated broker-dealers that have entered into selling agreements with HMLIC and HM Investors. (HM Investors and such unaffiliated broker-dealers shall be referred to herein collectively as "selling firms."). HM Investors passes through any commissions it receives for sales of the Certificates to its registered representatives and to other selling firms. No Contracts or Certificates have been sold as of ______, 2007.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The KPMG LLP report dated , of HMLIC includes explanatory language that states that HMLIC prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation--Division of Insurance, which practices differ from accounting principles generally accepted in the United States of America. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with accounting principles generally accepted in the United States of America, and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices.

The financial statements of Horace Mann Life Insurance Company as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.

FINANCIAL STATEMENTS

Audited financial statements of HMLIC are included herein. The financial statements for HMLIC should be considered only as bearing upon the ability of HMLIC to meet its obligations under the Group Contracts and underlying Certificates. As the Separate Account was only recently established, no financial statements are available for the Separate Account.

                            PART C: OTHER INFORMATION

                       HORACE MANN LIFE INSURANCE COMPANY
                    QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The following financial statements are included in Part B hereof.


HORACE MANN LIFE INSURANCE COMPANY

         -Report of Independent Registered Public Accounting Firm, dated April 26, 2006

         -Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus - As of December 31, 2006 and 2005

         -Statutory Statements of Operations - For the Years Ended December 31, 2006, 2005 and 2004

         -Statutory Statements of Capital and Surplus - For the Years Ended December 31, 2006, 2005 and 2004

         -Statutory Statements of Cash Flow - For the Years Ended December 31, 2006, 2005 and 2004

         -Notes to Statutory Financial Statements - December 31, 2006, 2005 and 2004

(b) Exhibits

(1)      Resolution of Board of Directors (1)

(2)      Agreements for Custody ...................Not Applicable

(3)      Underwriting Agreement (2)

(4)      (a)  Form of Group Variable Annuity Contract (1)

         (b) Form of Certificate (1)

(5)      Form of Application/Enrollment Form (1)

(6)      Certificate of Incorporation and Bylaws (3)

(7)      Contract of Reinsurance ..................Not Applicable

(8)      Other Contracts ..........................Not Applicable

(9)      Opinion and Consent of Counsel (2)

(10)     Independent Registered Public Accounting Firm Consent (2)

(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Independent Registered Public Accounting Firm's Report Thereon
         .....Not Applicable

(12)     Agreement regarding initial capital . . . . . Not Applicable

----------

(1) Filed herewith.

(2) To be filed by amendment

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement for Horace Mann Life Insurance Company Separate Account, dated February 14, 2006 (File Nos. 333-129284 and 811-1343).

Item 25. Directors and Officers of the Depositor

         The directors and officers of Horace Mann Life Insurance Company, who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, are listed below. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.


      NAME                        POSITION AND OFFICE WITH DEPOSITOR
--------------------------------------------------------------------------------
Peter H. Heckman        Director and Executive Vice President, Chief
                        Financial Officer
--------------------------------------------------------------------------------
Ann M. Caparros         Director, Vice President, General Counsel, Corporate
                        Secretary & Chief Compliance Officer
--------------------------------------------------------------------------------
Louis G. Lower II       Director, Chairman, President & Chief Executive Officer
--------------------------------------------------------------------------------
Paul D. Andrews         Director and Senior Vice President
--------------------------------------------------------------------------------
Angela S. Christian     Vice President & Treasurer
--------------------------------------------------------------------------------
Frank D'Ambra           Director and Senior Vice President
--------------------------------------------------------------------------------

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Allegiance Life Insurance Company       Horace Mann Life Insurance Company
                                        IL FEIN # 95-1858796 NAIC # 62790
                                        IL FEIN # 37-0726637 NAIC # 64513

                                        Educators Life Insurance Company of America
                                        AZ FEIN # 86-0204233 NAIC # 75892

                                        Horace Mann Service Corporation
                                        IL FEIN # 37-0972590

                                        Well-Care Inc.
                                        IL FEIN # 37-0984609

Horace Mann Educators Corporation       Horace Mann Investors, Inc.
                                        DE FEIN # 37-0911756
                                        MD FEIN # 37-0792966

Horace Mann Lloyds Management Corp.     Horace Mann Lloyds
                                        TX FEIN # 37-1386476
                                        TX FEIN # 37-1386478 NAIC # 10996

Horace Mann Insurance Company           Horace Mann General Agency
                                        IL FEIN # 59-1027412 NAIC # 22578
                                        TX FEIN # 76-0616793

                                        Teachers Insurance Company
                                        IL FEIN # 23-1742051 NAIC # 22683

                                        Horace Mann Property & Casualty Insurance Company
                                        CA FEIN # 95-2413390 NAIC # 22756

         The Registrant is a separate account of Horace Mann Life Insurance Company. Horace Mann Life Insurance Company (an Illinois Corporation) is a wholly owned subsidiary of Allegiance Life Insurance Company (an Illinois Corporation). Allegiance Life Insurance Company and Horace Mann Investors, Inc. (a Maryland Corporation), principal underwriter of the Registrant, are wholly-owned subsidiaries of Horace Mann Educators Corporation (a Delaware Corporation), a publicly held corporation.

Item 27. Number of Certificate Owners

As of _______, 2007, no Certificates have been sold.

Item 28.  Indemnification

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Act, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         According to Section 21 of the Distribution Agreement, Horace Mann Life Insurance Company agrees to indemnify Horace Mann Investors, Inc. for any liability Horace Mann Investors, Inc. may incur to a Participant or party-in-interest under a Certificate (i) arising out of any act or omission in the course of, or in connection with, rendering services under the Distribution Agreement, or (ii) arising out of the purchase, retention or surrender of a Certificate; provided however that Horace Mann Life Insurance Company will not indemnify Horace Mann Investors, Inc. for any such liability that results from the willful misfeasance, bad faith or gross negligence of Horace Mann Investors, Inc., or from the reckless disregard, by Horace Mann Investors, Inc., of its duties and obligations arising under the Distribution Agreement.

Item 29.  Principal Underwriters

(a) Horace Mann Investors, Inc., the underwriter of Horace Mann Life Insurance Company Qualified Group Annuity Separate Account, acts as principal underwriter for Horace Mann Life Insurance Company Separate Account, Horace Mann Life Insurance Company Separate Account B, Horace Mann Life Insurance Group Annuity Separate Account, and Horace Mann Life Insurance Company Allegiance Separate Account A.

(b) The following are the directors and officers of Horace Mann Investors, Inc. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.


Name                    Position with Underwriter
--------------------------------------------------------------------------------
Robert B. Joyner        Chairman

Christopher M. Fehr     Director, President, Anti-Money Laundering Officer and
                        Chief Compliance Officer

Peter H. Heckman        Director

Rhonda R. Armstead      Secretary

Diane M. Barnett        Tax Compliance Officer

Angela S. Christian     Treasurer

Bret A. Conklin         Controller

Paul D. Andrews         Director

Frank D'Ambra III       Director


(c) No commissions or other compensation has been received by the principal underwriter from the Registrant.

Item 30.  Location of Accounts and Records

         Horace Mann Investors, Inc., underwriter of the Registrant, is located at One Horace Mann Plaza, Springfield, Illinois 62715. It maintains those accounts and records associated with its duties as underwriter required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

         Horace Mann Life Insurance Company, the depositor, is located at One Horace Mann Plaza, Springfield, Illinois 62715. It maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder that are not maintained by Horace Mann Investors, Inc.

Item 31.  Management Services

  Not applicable.

Item 32.  Undertakings

         (a) Horace Mann Life Insurance Company and the Registrant are relying on a no-action letter from the Securities and Exchange Commission that was issued to the American Council of Life Insurance and made publicly available on November 28, 1988. That letter outlines conditions that must be met if a company offering registered annuity contracts imposes the limitations on surrenders and withdrawals on Section 403(b) contracts as required by the Internal Revenue Code. Horace Mann Life Insurance Company and the Registrant are in compliance with the conditions of that no-action letter.

         (b) Horace Mann Life Insurance Company represents that the fees and charges deducted under the Group Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

         (c) The Registrant undertakes to file a post-effective amendment to its registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the Group Contract may be accepted.

         (d) The Registrant undertakes to include either (1) as part of any application to purchase a Certificate issued under the Group Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (e) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written request.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Springfield, and State of Illinois, on this 31st day of October, 2006.

             BY: HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP
                            ANNUITY SEPARATE ACCOUNT
                 ----------------------------------------------
                                  (Registrant)

                     By: Horace Mann Life Insurance Company
                       ----------------------------------
                                   (Depositor)

Attest: /s/ ANN M. CAPARROS                    By: /s/ LOUIS G. LOWER II
        --------------------                       -----------------------------
        Ann M. Caparros                            Louis G. Lower II,
        Corporate Secretary                        President and Chief Executive
        of the Depositor                           Officer of the Depositor


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

           SIGNATURE                                    TITLE                                  DATE
-------------------------------------------------------------------------------------------------------------
/s/ Louis G. Lower               Director, Chairman, President and Chief Executive
Louis G. Lower II                Officer                                               October 31, 2006
-------------------------------------------------------------------------------------------------------------

/s/ Peter H. Heckman             Director, Executive Vice President and Chief
Peter H. Heckman                 Financial Officer                                     October 31, 2006
-------------------------------------------------------------------------------------------------------------

/s/ Ann M. Caparros              Director, Vice President, General Counsel,
Ann M. Caparros                  Corporate Secretary and Chief Compliance Officer      October 31, 2006
-------------------------------------------------------------------------------------------------------------

/s/Frank D'Ambra
Frank D'Ambra                    Director and Senior Vice President                    October 31, 2006
-------------------------------------------------------------------------------------------------------------

Exhibit Index

(1)      Resolution of Board of Directors

(4)      (a) Form of Group Variable Annuity Contract
         (b) Form of Certificate

(5)      Form of Application/Enrollment Form